SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential plc - Half Year 2013 Business Review

NEWS RELEASE                                                                                                                                                                                                     PRUDENTIAL PLC
                                                                                       GROUP COMMUNICATIONS
                                                                                       12 ARTHUR STREET
                                                                                                                                                      LONDON EC4R 9AQ
                                                                                                                                                      TEL 020 7220 7588
                                                                                                                                                      FAX 020 7548 3725
                                                                                                                                                      www.prudential.co.uk
12 August 2013

PRUDENTIAL PLC 2013 HALF YEAR RESULTS

STRONG PERFORMANCE WITH FOUR OUT OF SIX 2013 'GROWTH AND CASH' OBJECTIVES NOW ACHIEVED

Performance Highlights:
• IFRS operating profit[1] of £1,415 million, up 22 per cent
• EEV new business profit of £1,268 million, up 11 per cent
• Net remittances from business units up 16 per cent to £844 million
• Jackson IFRS operating profit of £582 million, up 32 per cent
• M&G delivers record IFRS operating profit of £204 million, up 17 per cent

'Growth and Cash' Objectives:
• Asia IFRS operating profit1,[2] of £512 million, up 18 per cent
• Asia EEV new business profit of £659 million, up 20 per cent
• Asia net cash remittance of £190 million, up 51 per cent
• Jackson cash remittance of £294 million exceeds 2013 full-year cash objective of £260 million
• Cumulative net remittances to Group of £4.1 billion exceed 2013 objective of £3.8 billion

Capital & Dividend:
• Underlying free surplus generation1 of £1.5 billion (before investment in new business), up 11 per cent
• EEV shareholders' funds of £24.5 billion, up 9 per cent[3], equivalent to 958 pence per share
• IFRS shareholders' funds of £9.6 billion, down 7 per cent3
• Insurance Groups Directive (IGD) capital surplus[4] estimated at £3.9 billion; solvency requirements covered 2.3 times
• 2013 interim dividend increased by 15.8 per cent to 9.73 pence per share

Commenting on the results, Tidjane Thiam, Group Chief Executive, said:

"Prudential has produced a strong performance across our key financial metrics of IFRS operating profit, new business profit and cash during the first six months of 2013. Our focus on meeting the needs of our customers with well-designed products, on executing our strategy with discipline and on managing risk effectively has continued to allow us to deliver profitable growth and to generate increasing levels of cash.

"In 2010, we set ourselves six challenging 'Growth and Cash' objectives to be achieved by the end of 2013. At the end of 2012, we had already achieved two of the six 2013 objectives -  Asia's objectives of doubling its 2009 IFRS operating profit and of delivering more than £300 million of net remittances to the Group.

"At the half year stage of the last year in this four-year 2010-2013 programme, we have achieved two more of our objectives:

(i) Jackson has exceeded its full year 2013 cash objective of £260 million, delivering £294 million, and
(ii) The Group has surpassed its four-year cumulative net cash remittance objective of £3.8 billion with £4.1 billion of remittances.

"These results provide further evidence of our ability to deliver both earnings growth and cash. We are on track to achieve the remaining objectives of doubling Asia's 2009 new business profit by 2013 and delivering over £350 million of net remittances from the UK by the end of the year.

"In Asia, our focus on meeting the needs of the fast-growing middle class of South-east Asia, combined with our allocation of capital prioritised towards regular-premium health and protection business, continued to deliver strong returns and earnings growth. Asia IFRS operating profit1 increased by 18 per cent while new business profit was up 20 per cent. Asia's cash contribution to the Group in the first six months was £190 million, an increase of 51 per cent, providing further evidence that our growth in the region is now cash-generative.

"In the US, where we are well positioned to benefit from the transition into retirement of the 'baby-boomer' generation, Jackson continues to manage sales volumes in line with our risk appetite and has maintained its pricing discipline. Our emphasis remains on driving IFRS operating earnings and cash generation. Elite Access, our variable annuity product without guarantees, has proven popular in the marketplace. Second-quarter APE sales were 35 per cent higher than the first quarter's sales. Life IFRS operating profit increased by 32 per cent to £582 million, reflecting higher fee income and the benefit of our acquisition of REALIC in September 2012. The US remitted £294 million of cash to the Group, exceeding its 2013 cash remittance objective of £260 million, which was revised upwards at the time of the acquisition of REALIC.

"Our UK life business, which continues to cater to the needs of an ageing British population, delivered IFRS operating profit of £341 million, up 1 per cent. UK industry sales volumes have been affected by the implementation of the conclusions of the Retail Distribution Review. Prudential UK remains focused on its core business of individual annuities and with-profits products. We believe the strength of our products and brand will position us well once distributors have adjusted to the new environment.

"In asset management, all of our operations have continued to focus on delivering superior investment performance for our customers. M&G has delivered a good performance with net retail inflows of £4.8 billion driven by strong new business from Continental Europe. Reflecting these inflows as well as positive market movements, funds under management have increased to £234.3 billion from £203.7 billion at 30 June 2012. This contributed to a 17 per cent increase in IFRS operating profit to £204 million, a record half-year performance. Eastspring Investments, our Asia asset management business, has also performed strongly during the first half, increasing its funds under management to £62 billion, 15 per cent higher than at the same time last year.

"The global economic environment remains uncertain, with continued equity market and interest-rate volatility often driven by short-term news flows, as confidence is still fragile. Despite this, the long-term structural trends of a growing middle class, low insurance penetration and faster relative economic growth underpin our profitable growth in South-east Asia. Our multi-product portfolio, multi-channel distribution platform and our leading position in six out of our 13 Asian markets leave us well placed to capture profitably this unique opportunity. The transition of US 'baby-boomers' into retirement and the ageing of the UK population provide us with additional opportunities to generate significant value.

"Our disciplined approach to capital allocation, our diversification by product and geography and our conservative balance sheet management add resilience to the Group. This positions Prudential to perform well through challenging economic conditions, with significant upside as the economic conditions improve. We will continue to implement our long-term strategy in Asia to meet the savings and protection needs of the Asian middle class, the key driver of our sustainable and profitable growth, and to focus on our strengths in the US and UK.

"We look forward to the rest of the year with confidence and remain focused on achieving the 2013 'Growth and Cash' objectives we set in 2010."

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes to Editors:
1.
The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The IFRS basis results form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the European Embedded Value principles issued by the CFO Forum of European Insurance Companies in May 2004. Where appropriate the EEV basis results include the effects of IFRS. Period-on-period percentage increases are stated on an actual exchange rate basis.

2.	Annual Premium Equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

3.
Operating profits are determined on the basis of including longer-term investment returns. EEV and IFRS operating profits are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, gain on dilution of Group holdings and (loss)profit attaching to held for sale Japan Life insurance business. In addition, for EEV basis results, operating profit based on longer-term investment returns excludes the effect of changes in economic assumptions and the mark to market value movement on core borrowings. Separately on the IFRS basis, operating profit also excludes amortisation of accounting adjustments on the acquisition of REALIC. In 2013 the group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefit accounting standard. The 2012 comparative results have been retrospectively adjusted from those previously published so as to be presented on a consistent basis to 2013.

4.	Total number of Prudential plc shares in issue as at 30 June 2013 was 2,559,278,610.

5.
There will be a conference call today for media at 10.30am (UK) / 5.30pm (Hong Kong) hosted by Tidjane Thiam, Group Chief Executive. UK dial-in telephone number: +44(0)203 139 4830, Hong Kong dial-in telephone number: +852 3068 9834/800 903 645 (Freephone). Passcode: 66746121#.

6.
A presentation for analysts and investors will be held today at 11.30am (UK)/ 6.30pm (Hong Kong) in the conference suite at Nomura International plc, 1 Angel Lane, London EC4R 3AB. The presentation will be webcast live and as a replay on the corporate website via the link below:

http://www.prudential.co.uk/prudential-plc/investors/resultspresentations/resultsday/

A dial-in facility will be available to listen to the presentation. Please allow time ahead of the presentation to join the call (lines open half an hour before the presentation is due to start, ie from 11.00am (UK) / 6.00pm (Hong Kong)). Dial-in: +44 (0)20 3059 8125 / 0800 368 0649 (Freephone UK), Passcode: 'Prudential' (this must be quoted to the operator to gain access to the call). Playback: +44 (0)121 260 4861, Passcode: 6829838#. This will be available from approximately 2.00pm (UK) / 9.00pm (Hong Kong) on 12 August 2013 until 11.59pm (UK) / 6.59am (Hong Kong) on 25 August 2013.

7.	High-resolution photographs are available to the media free of charge at www.prudential.co.uk/prudential-plc/media/media_library

8.	2013 Interim Dividend

Ex-dividend date	21 August 2013 (UK, Ireland and Singapore) 22 August 2013 (Hong Kong)
Record date	23 August 2013
Payment of dividend	26 September 2013 (UK, Ireland and Hong Kong) On or about 3 October 2013 (Singapore) On or about 4 October 2013 (ADR holders)

9.	About Prudential plc
Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for 165 years and has £427 billion in assets under management (as at 30 June 2013). Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

10.	Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words "may", "will", "should", "continue", "aims", "estimates", "projects", "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of designation as a global systemically important insurer; the impact of competition, economic growth, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

Group Chief Executive's Report

I am pleased to report a continued good performance in the first half of 2013 across the Group's key financial metrics of IFRS operating profit, new business profit and net cash remittances. We have now achieved four of our six 2013 'Growth and Cash' objectives and continue to make good progress towards achieving the remaining two objectives by the end of the financial year.

The Group's profitable growth has again been led by Asia, where we remain on course to achieve our objective of doubling 2009 new business profit in 2013. The disciplined execution of our strategy, underpinned by our four clear operating principles - focus on customers, balanced financial metrics, proactive risk management and disciplined capital allocation - has continued to drive both our profitable growth and cash generation.

Group performance
Our Group IFRS operating profit[5] based on longer-term investment returns increased by 22 per cent during the first six months of the year to £1,415 million (2012: £1,157 million). Asia life operating profit5 was up 18 per cent to £474 million, with strong contributions from our four largest operations of Hong Kong, Indonesia, Malaysia and Singapore and growing contributions from some of our smaller but well performing businesses such as the Philippines and Thailand. US life operating profit increased 32 per cent to £582 million (2012: £442 million), reflecting our strategic focus on fee income generated by our variable annuity sales and higher insurance income following the acquisition of REALIC in 2012. UK Life operating profit increased 1 per cent to £341 million (2012: £336 million), but was up 7 per cent on a like-for-like basis, ie excluding the large bulk annuity transaction we entered in the first half of 2012 as we did not enter any bulk transactions in the first half of 2013. M&G delivered record operating profit of £204 million, an increase of 17 per cent, reflecting continued strong net inflows combined with favourable market movements in the period.

New business profit was up 11 per cent to £1,268 million (2012: £1,141 million), driven by 20 per cent growth in Asia including strong contributions from both agency and bancassurance channels. APE sales increased 7 per cent to £2,162 million (2012: £2,030 million), led mainly again by our Asia business, which saw double-digit growth in eight markets, for example China up 42 per cent, Hong Kong up 21 per cent, Philippines up 38 per cent, Singapore up 21 per cent and Thailand up 32 per cent. Jackson achieved growth of 11 per cent in the US, reflecting the excellent progress of our Elite Access product. M&G has delivered strong net inflows of £3.8 billion (2012: £4.9 billion) as it benefits from record levels of retail sales from Continental Europe, while Eastspring Investments, our Asia asset management business, reported significantly higher levels of net sales[6] at £2.0 billion (2012: £426 million).

Free surplus generation5 from our life and asset management businesses - an important metric for us as it is a good indication of the actual cash generation from our life in-force book and from our large asset management activities -was 11 per cent higher at £1,548 million, before reinvestment in new business, reflecting the increased scale of our in-force life portfolio and a larger contribution from our asset management businesses. Investment in new business has increased to £396 million (2012: £364 million), primarily as a result of growth in new business volumes.

Net cash remittances from our businesses to the Group increased by 16 per cent to £844 million (2012: £726 million). Our balance sheet continues to be defensively positioned and at the end of the period our IGD surplus[7] was estimated at £3.9 billion, equating to coverage of 2.3 times.

2013 'Growth and Cash' objectives
The Group continues to focus on delivering the 'Growth and Cash' objectives we set out at our 2010 investor conference. At this point in time, the half year 2013, we have achieved four of these objectives. We have delivered cumulative net cash remittances of almost £4.1 billion over the three and a half-year period from 2010 to date against our target level of £3.8 billion. In addition, in remitting £294 million to the Group, our US business has exceeded its 2013 cash remittance objective of £260 million. At the full year 2012, we more than doubled Asia's 2009 IFRS operating profit from £465 million to £988 million and we also exceeded Asia's 2013 cash objective of £300 million, delivering £341 million. In the first half of 2013 we have maintained our progress on these two objectives with Asia IFRS operating profit and net cash remittance increasing by 18 per cent and 51 per cent respectively compared to the same period in 2012, where they had already reached their expected 2013 level.

We have made further progress towards the last two 2013 objectives which have not been met yet - doubling Asia's 2009 new business profit by 2013 and delivering over £350 million of net remittances from the UK. We are on track to achieve them by the end of the year.

Our operating performance by business unit

Asia
Prudential's businesses in Asia delivered a strong set of results in the first half of 2013. This performance is evidence of the disciplined execution of our strategy to drive both profitable growth and cash, building on our distribution and product suite in the region, which allow us to cater successfully and profitably to the needs of a growing and increasingly wealthy Asian middle class.

As a result, Asia's life new business profit increased 20 per cent to £659 million (2012: £547 million), outpacing APE sales growth of 12 per cent in part due to the positive impact of higher interest rates, primarily in Hong Kong, and a more favourable geographic mix. The second quarter saw record sales for seven local business units, with sales at the half year for Hong Kong up 21 per cent, China up 42 per cent, Indonesia up 17 per cent, Singapore up 21 per cent, Thailand up 32 per cent, Philippines up 38 per cent, Korea up 38 per cent and Vietnam up 28 per cent. Total sales of health and protection comprised 30 per cent of the mix of business. This contributed to a regional internal rate of return in excess of 20 per cent and a payback period of four years.

Life IFRS operating profit[8] was £474 million, up 18 per cent, driven by the increasing scale of the in-force book.

EEV operating profit8 grew by 24 per cent to £1,077 million, supported by three factors, (i) our strong new business growth, (ii) the increasing scale and intrinsic profitability of the in-force book and (iii) the positive impact of higher interest rates.

Highlights of our performance in Asia during the first half of 2013 include the continued success of our agency distribution channel, where APE sales growth of 15 per cent was driven by strong increases in agency activity. We remain focused on both building the scale of our agency force and improving the productivity of our agents through initiatives aimed at enhancing quality and performance. During the first half, we have seen particularly good growth in active agent numbers in Indonesia, Hong Kong and Singapore. We have also been very successful in growing our active agency force in the Philippines, which combined with ongoing progress in partnership distribution, was a major factor in driving strong APE sales growth in that market of 38 per cent.

We have continued to drive agent productivity gains in Hong Kong and Singapore. In Hong Kong this partly results from the success of sales of participating products and the launch of a new medical product, PRUmyhealth lifelong crisis protector. Singapore benefited from the success of new product campaigns including a revised health and protection product. Vietnam and China have also benefited from a large improvement in productivity, reflecting enhancements in agency training and management. In Malaysia, we remain focused on deepening our presence in the Bumi sector and building the share of health and protection product sales through our agency force. Excluding Taiwan, where we chose not to provide low-margin guaranteed products, bancassurance APE sales growth was 21 per cent, with broad-based  growth across our major partners, especially in Singapore and China, which has continued its excellent start to the year. Sales performance in Korea was boosted by increased volumes in the first quarter ahead of a one-off regulatory change in February that restricted some of the policyholder tax benefits associated with life insurance policies.

We continue to 'invest to grow' in markets where we have not been as strong in the past. In Thailand, the integration of Thanachart Life is going well. Effective preparation between the signing of the agreement in quarter four 2012 and its completion on the 3 May 2013 enabled us to commence sales through Thanachart Bank immediately and performance is currently running ahead of our plans.

In Cambodia, where we started operating in January 2013, our new life business is progressing well, thanks to our partnership with the largest bank in the country, Acleda. We have also opened a representative office in Myanmar during the first half of 2013, starting to plant the seeds of what we believe will be a significant presence in that promising market.

In parallel to these growth initiatives, we continue to manage the business with discipline, focusing on exceeding our target returns and payback periods. This strategy led us to closing our traditional life business in Japan to new business on 15 February 2010 and to put the in-force book in run-off. We have now taken a further step on 16 July when we announced our intention to sell our closed-book life insurance business in Japan for US$85 million, subject to regulatory approvals. We remain committed to our well performing asset management business in this country, Eastspring Investments Japan.

Eastspring Investments saw net third-party inflows[9] of £2.0 billion, 371 per cent higher than last year, mainly due to the appeal of Taiwan's US high-yield bond funds, Japan's Asia Oceania equity fund, bond funds in India and new bond funds in China. Given these high net flows and positive market movements, funds under management at 30 June 2013 were £62 billion, 15 per cent higher than at the same time last year. IFRS operating profit8 grew 19 per cent to £38 million (2012: £32 million).

Eastspring Investments was awarded the 'Best Asset Management Company of the Year - South-east Asia' at The Asset Triple A Investor and Fund Management Awards 2013. We are also making good progress with our strategy to broaden our distribution reach into the US and Europe.

We have a long standing presence in Asia and in line with our values, we wish to make a positive contribution to the countries and communities where we operate. Therefore, in April 2013, the Prudence Foundation, our Asian CSR platform, announced a series of multi-country programmes in partnership with Save the Children and Plan International with two main objectives: to enable communities to better cope with disasters and to help children receive a better start to their education through the First Read initiative. More than 170,000 people in Cambodia, Indonesia, the Philippines, Thailand and Vietnam are expected to benefit from these programmes over a three-year period.

I am pleased to report that the long-running project to domesticate our Hong Kong insurance business is approaching the closing stages. This will better align the legal entity structure with our management structure. We continue to work very closely with our regulators in both the UK and Hong Kong in order to achieve a satisfactory conclusion for all affected stakeholders, who we will be engaging with in due course. We will also be reorganising our Asia businesses under a single new entity, the Board of which I will chair. Ultimately this will bring all our Asian geographies under one umbrella company and give us a simpler, more effective corporate structure.

US
In the first half of 2013, there was a considerable amount of activity in the variable annuity (VA) market as insurers continued to make changes to their product offerings to ensure that they are fit for the current economic environment, characterised by historically low long-term interest rates. Several insurers with challenging legacy books have launched buyout offers to their existing policyholders. Following a prolonged period of successive increases in VA pricing and the adoption of less and less attractive product features for customers across the market, there are early signs of movement in the opposite direction by some VA providers who are starting to make their products more attractive to customers. This should lead, after a long period of increasing concentration among the three largest providers, to a period where players lower in the league table are likely to gain market share.

Towards the end of the first half, comments from the Federal Reserve Chairman in relation to a potential tapering of quantitative easing resulted in significant movements in US bond markets. This led to a strengthening of the US dollar and an increase in the 10-year Treasury rate to end the period at 2.5 per cent. While interest rates remain well below historic averages, this recent move upwards in long-term yields, if sustained, would be beneficial to the financial performance of the VA industry.

In the first half of 2013, beyond these market considerations, Jackson achieved APE retail sales of £758 million, an 8 per cent increase compared to the first half of 2012. These sales levels were achieved while maintaining pricing discipline and we continued to write new business at aggregate internal rates of return in excess of 20 per cent and payback period of two years. Including institutional sales, total APE sales were £797 million, an 11 per cent increase over the same period in 2012.

In that context, total variable annuity APE sales  increased to £665 million (2012: £611 million). This growth was exclusively driven by the rapid progress of Elite Access, our variable annuity without guarantees, which contributed £127 million of APE sales in the period (2012: £14 million) . Excluding Elite Access, VA sales actually declined 10 per cent to £538 million, reflecting the actions we took in the final quarter of 2012 to control sales of VAs with living benefit guarantees to match the Group's risk appetite. Of our total VA sales in the first half of 2013, 29 per cent do not feature living benefit guarantees (2012: 14 per cent) and this change in product mix is in line with the strategy we outlined for the US business at our investor conference held in New York in November 2012. Net inflows for variable annuities' separate accounts continue to be strongly positive at £4,054 million (2012: £3,842 million) reflecting the growth in new business sales and low, stable levels of policy surrenders.

Fixed annuity APE sales of £30 million remained relatively flat compared to 2012, while fixed index annuity APE sales of £62 million increased 24 per cent. We have seen a moderate increase in demand for fixed index annuities as consumers seek to increase their exposure to equity markets following the recent strong performance of the S&P 500.

Jackson's new business profit increased 8 per cent to £479 million, driven by higher sales as well as the positive effects of pricing and product actions and rising interest rates.

Life IFRS operating profit was £582 million during the first half of 2013, up 32 per cent from £442 million in 2012. This result reflects strong underlying growth in fee income, which was partially offset by higher expenses. In addition, the performance benefited from the inclusion of operating profit totalling £56 million from REALIC. REALIC was acquired in the third quarter of 2012 and continues to both perform in line with expectations and deliver the objective of improving the diversity of Jackson's earnings.

EEV operating profit increased by 26 per cent to £1,016 million (2012: £805 million) as we continue to grow the underlying book, including REALIC. We have maintained our discipline of managing our in-force business for value and Jackson has generated large positive contributions from operating experience variances and assumption changes.

Our US asset management businesses, PPM America and Curian, increased IFRS operating profit to £8 million (2012: £2 million) and £14 million (2012: £7 million) respectively, largely reflecting higher average assets under management due to market accretion. IFRS operating profit from our broker-dealer network, National Planning Holdings, was up 50 per cent to £12 million (2012: £8 million).

Jackson's strong earnings progress has enabled it to remit £294 million to Group while supporting its balance sheet growth and maintaining adequate capital. We continue to price new business on a conservative basis targeting value over volume, and our financial market hedging remains focused on the economics of our exposures rather than the accounting. This approach has enabled Jackson to deliver significant profitable growth since the financial crisis while maintaining a strong balance sheet. Over the last three years Jackson has remitted £945 million of cash to Group, demonstrating that Jackson's recent growth is quickly translating into profits and cash, the ultimate metric for us over time of a successful strategy.

UK
The UK life and pensions industry has continued to undergo considerable regulatory and market change in the first half of 2013 with the appointment of two new industry regulatory bodies, the phasing in of auto-enrolment for company pensions and the introduction of the ABI Code on Retirement Choices. The distribution landscape continues to be in transition, post the implementation of the recommendations of the Retail Distribution Review (RDR). These combined developments, as anticipated, have presented a series of challenges in a number of our key activities. The competitive landscape across the UK life and pension sector remains in a state of flux as providers, distributors, advisers and their clients adjust to the new environment.

In the second quarter, the effects of the transition to adviser charging triggered by the RDR have started to reduce and monthly sales levels have settled to a more steady pattern compared to the first quarter of the year. However, advisers are still working through the impact of the RDR on their business models and the bancassurance market has continued to contract. The experience for many customers is that in the short term their access points to advice are reduced. As a result, we anticipate that a degree of market dislocation will persist and that this will dampen particularly our sales of investment bonds in 2013 compared to the unusually high level of sales achieved in 2012. Looking at with-profit bonds, it appears that the impact of the anticipated fall in adviser numbers post-RDR has been less severe in the first half than expected, with volumes 25 per cent down on the first half of 2012 but in line with the first half of 2011. This was partly due to the fact that there was a significant pipeline of business advised ahead of the date of implementation of the RDR.

Our small direct advice channel, Prudential Financial Planning (PFP) continues to establish its presence, with a deliberately limited ambition of focusing primarily on our existing direct customer base. By the end of 2013, two years from launch, PFP adviser numbers should reach around 200.

In the first half of 2013 we have commenced sales operations in Poland, one of Europe's fastest-growing economies, which has an expanding middle class and high savings rates.

We continue to manage our UK business by focusing on our strengths in individual annuities and with-profits products. The strength of our with-profits proposition continues to drive strong demand for our Income Choice Annuity, which offers customers attractive returns with a potential for income growth even in the current sustained low interest rate environment. Customers also continue to be attracted to our Additional Voluntary Contribution plans where, despite a challenging market environment, Prudential UK remains the largest provider within the public sector, with arrangements in place with 68 of the 99 public sector authorities in the UK.

Total APE sales of £355 million were 14 per cent lower than the first half of 2012. In the wholesale market, we did not complete any significant bulk annuity transactions in the first half of 2013 (2012: single deal APE £27 million). Retail APE sales of £355 million were 8 per cent lower than the first half of 2012, as a result of the decrease in with-profits bonds sales that was caused by the implementation of the RDR, lower corporate pensions sales and the cessation of Department of Work and Pensions rebate business, which contributed APE sales of £9 million in the first half of 2012.

Individual annuities APE sales increased 6 per cent to £111 million. External annuities APE sales increased 13 per cent to £44 million, while internal vestings were 2 per cent higher at £67 million. In terms of product mix, the half year saw higher sales of with-profits annuities, offset by lower conventional annuity sales. Corporate pensions APE sales of £93 million were 11 per cent lower, mainly due to reduced levels of new scheme sales.

Total new business profit of £130 million was lower than the £152 million earned in the first half of 2012 which included a £22 million contribution from the bulk annuity transaction that has not been repeated. Retail new business profit was in line with the first half of 2012, as lower sales volumes were offset by positive effects of mix and pricing activity.

Life IFRS operating profit was up 1 per cent at £341 million (2012: £336 million), with £133 million (2012: £146 million) from with-profits and the balance from shareholder-backed business. During the first half of 2013 Prudential UK remitted cash of £226 million to the Group, including £206 million from the annual with-profits transfer to shareholders.

In April 2013, we announced the appointment of Jackie Hunt as Chief Executive, Prudential UK and Europe and to the Board of Prudential plc. Jackie will succeed Rob Devey, who will leave the Group at the end of October 2013.  Jackie will join Prudential from Standard Life plc where she has been Chief Financial Officer.  I would like to thank Rob for the contribution he has made towards the progress of Prudential UK and Europe over the past four years and I look forward to working with Jackie.

M&G
Our European-based asset management business, M&G, has continued to focus on delivering superior investment performance for our customers while expanding the reach of its distribution capabilities. It has pursued business diversification across asset classes and geographies and its retail funds are now registered for sale in 21 jurisdictions, with offices in 16 countries.

Net retail fund flows remained strong during the first half of 2013 at £4.8 billion, principally through increased sales in Continental Europe, where net inflows totalled £5.6 billion (2012: £2.2 billion). Funds under management (FUM) from outside of the UK have doubled to £21.2 billion over the past 12 months and now represent 34 per cent of retail FUM, up from 22 per cent a year ago. During the period, eight funds attracted net sales of at least £150 million each with the majority of new money going into the M&G Optimal Income Fund, a flexible bond portfolio, and into the M&G Global Dividend Fund. In the UK after four consecutive calendar years and 15 consecutive quarters as the number one house for both net and gross sales, an unprecedented achievement, new business has slowed. We have proactively decided to slow contributions to two of our market-leading corporate bond funds in the UK to protect their investment performance. M&G's sales in the UK stabilised during the second quarter with overall net outflows of £1.2 billion in the first six months (2012: inflows of £2.8 billion). The implementation of the RDR at the start of the year has also contributed to dampening activity across the industry. Total retail FUM now stand at £62.7 billion, up 30 per cent compared to 30 June 2012.

M&G's institutional business incurred total net outflows of £0.9 billion during the year to June. This largely reflects the start of scheduled withdrawals from a single large but low-margin mandate of £7.6 billion received during 2012. Despite the net outflows in the period, institutional FUM increased to £55.5 billion, up 20 per cent compared to 30 June 2012.

M&G currently has a strong pipeline of higher-margin institutional business. In particular, M&G has used its investment expertise to develop a number of products that allow institutional investors to take advantage of the gap created by the decline in long-term commercial bank loans. These opportunities include lending to medium-sized companies, housing association-registered providers, commercial real estate borrowers and infrastructure projects. Our property business, formerly known as PRUPIM, was rebranded as M&G Real Estate during the period. Recent activity includes a return to the residential property market in the UK with a £104 million investment in London housing.

Fund sales, combined with a 14 per cent increase in equity market levels and 8 per cent rise in bond markets, pushed total FUM to £234.3 billion, 15 per cent higher than a year ago. External client assets of £118.1 billion now account for over half of the total, compared to a third five years ago.

Underlying profits[10] rose by 16 per cent to a new half-year record of £195 million. Over the past five years, underlying profits have grown at an annualised rate of 15 per cent, principally reflecting very strong net sales over the period.

The strong growth in FUM over the first half of the year has helped the business achieve a cost/income ratio of 54 per cent (2012: 53 per cent) despite a larger cost base as a result of increased headcount and continued investment in the operational infrastructure of the business. Following the addition of performance-related fees and profit from our associate investment in South Africa, total operating profit at the half year stands at a record level of £204 million. This is an increase of 17 per cent on the 2012 position of £175 million.

Given the strength of its financial performance, M&G continues to provide capital-efficient profits and cash generation for the Group and remitted cash totalling £109 million in the first half of 2013 (2012: £98 million).

M&G has been recognised for its investment performance with numerous awards, including the European Pensions Awards of 2013 Investment Manager of the Year, Fixed Income Manager of the Year and Property Manager of the Year.

Looking ahead, M&G will continue to seek diversification by both asset class and geography, while remaining focused on delivering excellent investment performance and service to its clients.

Capital and risk management
We take a disciplined approach to capital management and have continued to implement a number of measures over the last few years to enable us to make our capital work more efficiently and more effectively for the Group. Using the regulatory measure of the Insurance Groups Directive (IGD), our Group capital surplus[11] position at 30 June 2013 was estimated at £3.9 billion, before allowing for the interim dividend, equating to coverage of 2.3 times.

In July 2013, Prudential plc was listed by the Financial Stability Board (FSB) as one of nine companies to be designated as a Global Systemically Important Insurer (G-SII). Prudential is monitoring the development of and the potential impact of the framework of policy measures and engaging with the Prudential Regulation Authority on the implication of this designation.

Solvency II remains subject to delays in policy development and therefore the outlook continues to be uncertain. Despite this uncertainty we remain focused on preparing for implementation of the new regime.

Dividend
In view of the progress that the Group had made in improving the IFRS operating profitability and free surplus generation of the business, the Board decided to rebase the 2012 dividend upwards by 4 pence to a full-year dividend of 29.19 pence, representing an increase of 15.9 per cent over 2011. As in previous years, the interim dividend for 2013 has been calculated formulaically as one third of the prior year's full-year dividend. Therefore, the Board has approved a 2013 interim dividend of 9.73 pence per share, which equates to an increase of 15.8 per cent over the 2012 interim dividend.

The Board will maintain its focus on delivering a growing dividend, which will continue to be determined after taking into account the Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Outlook
During the first six months of 2013, initial strength in equity markets gave way to a more volatile environment with rising yields, driven by concerns related to quantitative easing in the US. Against this backdrop, our first-half performance highlights the resilience of our earnings and cash generation to challenging operating conditions.

Asia remains a significant opportunity for the Group, underpinned by favourable structural trends of faster economic growth, leading to higher wealth combined with high savings rates and rising demand for protection. This is particularly true of the rapidly growing and increasingly wealthy Asian middle class. These opportunities are most evident in our sweet-spot markets of South-east Asia, including Hong Kong, where the combination of long-term structural trends and the breadth and depth of the Prudential franchise and distribution allow us to achieve long term sustainable and profitable growth. Our business units in the US and UK will continue to focus on generating earnings and cash. We will continue to execute with discipline while maintaining a robust balance sheet and proactively managing risks. We have by the half year of 2013 been able to achieve four of the six challenging objectives we had set ourselves in November 2010.

We look forward to the rest of the year with confidence as we progress towards completing the 'Growth and Cash' objectives we set for 2013.

Financial highlights

Life APE new business sales, profits and investments in new business

	2013 £m			2012 £m
	Half year			Half year			Change %
	Sales (APE)	NBP(i)	Free surplus invested in new business	Sales (APE)	NBP(i)	Free surplus invested in new business	Sales (APE)	NBP(i)	Free surplus investment in new business
Asia	1,010	659	165	899	547	162	12	20	2
US	797	479	211	719	442	180	11	8	17
UK	355	130	20	412	152	22	(14)	(14)	(9)
Total Group	2,162	1,268	396	2,030	1,141	364	7	11	9
(i) New Business Profit (NBP)

Shareholder-backed policyholder liabilities and net liability flows(ii)

	2013 £m		2012 £m
	Half year		Half year		Change %
	Shareholder-backed		Shareholder-backed		Shareholder-backed
	Policyholder liabilities	Net liability flows(iii)	Policyholder liabilities	Net liability flows(iii)	Policyholder liabilities	Net liability flows
Asia	22,903	1,039	19,424	891	18	17
US(iv)	106,215	5,168	75,264	4,769	41	8
UK	50,070	(336)	47,096	(459)	6	27
Total Group	179,188	5,871	141,784	5,201	26	13
(ii) Includes Group's proportionate share of the liabilities and associated flows of the insurance joint ventures in Asia.
(iii) Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.
(iv) REALIC was acquired in September 2012. The US policyholder liabilities at full year 2012 were £92 billion.

Asset management net inflows and external funds under management(v)

	Net inflows			External funds under management
	2013 £m	2012 £m	Change %	2013 £m	2012 £m	Change %
	Half year	Half year		Half year	Half year
M&G
Retail	4,754	4,274	11	62,655	48,352	30
Institutional	(914)	667	(237)	55,484	46,291	20
M&G	3,840	4,941	(22)	118,139	94,643	25
Eastspring(vi)	2,006	426	371	19,268	15,561	24
Total asset management	5,846	5,367	9	137,407	110,204	25

Total asset management (inc. MMF)	5,953	5,264	13	141,674	114,259	24
(v) Includes Group's proportionate share in PPM South Africa and the Asian asset management joint ventures.
(vi) Net inflows exclude Asia Money Market Fund (MMF) inflows of £107 million (2012: net outflows £103 million).

Profit before tax
	IFRS(vii)			EEV(vii)
	2013 £m	2012 £m	Change %	2013 £m	2012 £m	Change %
	Half year	Half year		Half year	Half year
Operating profit
Long-term business:
Asia	474	403	18	1,077	871	24
US	582	442	32	1,016	805	26
UK	341	336	1	404	490	(18)
Long-term business operating profit	1,397	1,181	18	2,497	2,166	15
UK general insurance commission	15	17	(12)	15	17	(12)
Asset management business:
M&G (including Prudential Capital)	225	199	13	225	199	13
Eastspring Investments	38	32	19	38	32	19
US	34	17	100	34	17	100
Other income and expenditure	(294)	(289)	(2)	(330)	(322)	(2)
Total operating profit based on longer-term investment returns	1,415	1,157	22	2,479	2,109	18
Other non-operating items	(909)	9	n/a	32	(218)	n/a
Profit before tax attributable to shareholders	506	1,166	(57)	2,511	1,891	33
(vii) For IFRS reporting purposes, the Group adopted new and amended accounting standards in 2013. Accordingly, the IFRS elements and EEV basis shareholders' interest for the comparative results have been adjusted for the retrospective application of this adoption of IFRS accounting policies, as discussed in note B of the IFRS financial statements and  note 1 of EEV basis results. In addition, following its reclassification as held for sale at 30 June 2013, operating results exclude the result of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis.

Basic earnings per share - based on operating profit after tax and non-controlling interest(viii)
	2013	2012
	Half year	Half year	Change %
IFRS	42.2p	34.6p	22
EEV	71.5p	60.8p	18
(viii) The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards as discussed in note B in IFRS financial statements. In addition, following its reclassification as held for sale at 30 June 2013, operating results exclude the result of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis.

Underlying free surplus generated (ix)
	2013 £m		2012 £m
	Half year		Half year		Change %
	Long-term	Total	Long-term	Total	Long-term	Total
Asia	260	292	175	201	49	45
US	380	401	409	411	(7)	(2)
UK	273	284	256	269	7	6
M&G (incl. Prudential Capital)	-	175	-	150	-	17
Total Group	913	1,152	840	1,031	9	12
(ix) Underlying free surplus generated comprises underlying free surplus generated from the Group's long-term business (net of investment in new business) and that generated from asset management operations. In addition, following its reclassification as held for sale at 30 June 2013, operating results exclude the result of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis.

Cash remitted by the business units to the Group
	2013 £m	2012 £m
	Half year	Half year	Change %
	Total	Total	Total
Asia	190	126	51
US	294	247	19
UK	226	230	(2)
M&G (incl. Prudential Capital)	134	123	9
Total Group	844	726	16

Cash and capital
	2013	2012
	Half year	Half year	Change %
Dividend per share relating to the reporting period	9.73p	8.4p	15.8
Holding company cash and short-term investments	£1,490m	£1,222m	22
IGD capital surplus before final dividend(x)	£3.9bn	£4.2bn	n/a
(x) Estimated. As disclosed in full year 2012 results, from March 2013 the basis of calculating Jackson's contribution to the Group's IGD surplus was changed, further detail can be found in the section 'C.1 Regulatory Capital (IGD)' of Risk and capital management. The 2012 comparative is as previously reported and does not reflect the new basis.

Group shareholders' funds (including goodwill attributable to shareholders)

	2013	2012
	Half year	Half year	Change %
IFRS	£9.6bn	£9.3bn	4
EEV	£24.5bn	£20.6bn	19

	2013%	2012%
	Half year	Half year
Return on IFRS shareholders' funds(xi)	21	21
Return on embedded value (xi)	16	16
(xi) Operating profit after tax and non-controlling interests as percentage of opening shareholders' funds. For IFRS reporting purposes, the Group adopted amended accounting standards in 2013. Accordingly, the IFRS elements and EEV basis shareholders' interest for the comparative results have been adjusted for the retrospective application of this adoption of IFRS accounting policies for the purpose of the calculation above as discussed in note B of the IFRS financial statements and in note 1 of EEV basis results. In addition, following its reclassification as held for sale at 30 June 2013, operating results exclude the result of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis. For the purpose of the calculation above Japan has been removed from opening shareholders' funds.

	2013	2012
	Half year	Half year	Change %
EEV shareholders' funds per share (including goodwill attributable to shareholders)	958p	806p	19
EEV shareholders' funds per share (excluding goodwill attributable to shareholders)	901p	749p	20

Chief Financial Officer's Overview

Prudential has delivered a strong first half performance, continuing the positive momentum of 2012 and making further progress towards its 2013 financial objectives. The return in the latter part of the period of more volatile equity markets and ongoing uncertainty regarding the financial operating environment in the world's major economies have again served to highlight the resilience of our business model. Our disciplined approach to new business, proactive management of the in-force portfolio and diversification by product and geography allow us to deliver high quality, well balanced earnings across a wide range of economic conditions.

The combination of disciplined execution and prudent management of balance sheet risks, coupled with higher equity market levels and rising long-term interest rates, have benefited all of our key operating profit and underlying capital generation financial metrics. As a result, total EEV new business profit rose by 11 per cent, IFRS operating profit12 by 22 per cent, EEV operating profit12 by 18 per cent, underlying free surplus generated12 by 12 per cent and cash remittances from businesses to Group by 16 per cent. Having taken pricing and product actions to defend the economics of our business when markets fell, our business performance is now positively geared to higher investment returns as markets recover.

We, nevertheless, continue to take steps to protect ourselves from the downside risks to the Group's financial position associated with the guarantees that we have offered to our customers, which in times of rising equity markets will generally generate negative investment variances. These are compounded by the negative value movements on our holdings of fixed income securities which accompany higher interest rates. The impact of these short-term movements in investment values, reported outside the operating result, contributed to a lower profit before tax12 attributable to shareholders on an IFRS basis of £506 million in the first half of 2013 (2012: £1,166 million). On an EEV basis, which recognises the economic benefit of movements in investment markets, profit before tax12 attributable to shareholders actually increased 33 per cent to £2,511 million (2012: £1,891 million).

In the remainder of my report, I comment on the Group's operating performance excluding these short-term market effects. Total IFRS operating profit[12] increased by 22 per cent in 2013 to £1,415 million (2012: £1,157 million), driven by higher contributions from both life insurance and asset management. Asia life operating profit was up 18 per cent and US life operating profit increased by 32 per cent, partly reflecting the inclusion of REALIC following its acquisition in 2012. M&G (including Prudential Capital), our UK based asset management business and Eastspring Investments, our Asia asset manager, delivered growth of 13 per cent and 19 per cent, respectively.

EEV new business profit ('new business profit') increased by 11 per cent to £1,268 million (2012: £1,141 million). Asia new business profit was 20 per cent higher, reflecting volume growth and management actions to improve product mix, geographic mix and pricing. We are particularly encouraged by the progress of some of our smaller businesses such as the Philippines (new business profit up 80 per cent), Thailand (up 25 per cent) and China (up 21 per cent), as well as further growth in our larger markets of Hong Kong (up 60 per cent, benefiting from higher interest rates as well as pricing actions) and Indonesia (up 27 per cent). US new business profit improved significantly in the second quarter to deliver first half growth of 8 per cent. This increase reflected the positive effect of pricing and product actions taken in the period, the contribution from Elite Access and the beneficial impact of the 75 basis points rise in 10-year Treasury yields since the end of 2012, which more than offset the effect of lower sales of variable annuities (VA) with living benefit guarantees. UK new business profit declined 14 per cent in the first half, as we did not write any wholesale business in the first half of 2013. In UK retail, we maintained our new business profit despite the anticipated reduction in sales following the implementation of the RDR, reflecting the positive effects of business mix and pricing activity.

On an EEV basis, Group operating profit12 increased by 18 per cent to £2,479 million (2012: £2,109 million) driven by higher new business profit and higher in-force contributions. In Asia, EEV life operating profit was up 24 per cent to £1,077 million (2012: £871 million), with in-force profits benefiting from increased scale and the recent rise in interest rates. Jackson's EEV operating profit increased by 26 per cent to £1,016 million (2012: £805 million) mainly due to improved new business profits and higher profits from our existing book as we continue to manage the business for value. In the UK, EEV life operating earnings decreased by 18 per cent to £404 million (2012: £490 million), with 2012 benefiting from the positive effect on our profits stemming from a reduction in UK corporate tax rates substantively enacted in the first half of that year. The half year 2013 result did not include a similar benefit. The recently announced further reductions to UK tax rates were enacted in July 2013, therefore, in accordance with our long-established reporting practice,  the benefits arising from these changes will be recognised in the second half of 2013.

Profitability and sources of earnings
IFRS operating profit12 from our life insurance operations in Asia, the US and the UK increased 18 per cent to £1,397 million (2012: £1,181 million). In 2013, we have continued to focus on improving the quality of our life earnings, by maintaining our bias in favour of less market-sensitive sources of income such as insurance margin and fee income, ahead of spread income. Our emphasis on risk products such as health and protection, together with the acquisition of REALIC, a closed book of traditional US life business, has driven 46 per cent growth in our insurance margin, increasing the proportion of earnings that is least sensitive to economic conditions. In addition, fee income is up 31 per cent, reflecting both a modest improvement in annual management charges and a 26 per cent increase in the average account balances that we manage on behalf of our customers. In contrast, the contribution to our profits from spread income has increased by a much smaller 1 per cent. The fact that a higher proportion of our overall income now comprises insurance margin and fee income represents a healthy evolution in both the quality and the balance of our earnings.

The costs we have incurred in writing new and maintaining the in-force life businesses have also increased but at a more modest rate, highlighting the advantages of increased scale as we build out our business, while maintaining control of costs.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver note

	2013 £m			2012 £m
	Half year			Half year

	Operating profit	Average liability	Margin	Operating profit	Average liability	Margin
			bps			bps
Spread income	535	65,424	164	529	60,320	175
Fee income	667	93,512	143	509	74,422	137
With-profits	155	97,336	32	164	94,103	35
Insurance margin	613			420
Margin on revenues	858			696
Acquisition costs	(1,021)	2,162	(47)%	(972)	2,030	(48)%
Administration expenses	(682)	166,130	(82)	(548)	134,742	(81)
DAC adjustments	175			253
Expected return on shareholder assets	97			130
Operating profit based on longer-term investment returns	1,397			1,181

Note
For basis of preparation see note 1 of Additional IFRS financial information.

Our Asia life insurance business continues to benefit from the growth of the in-force portfolio and our focus on building the proportion of our business that is health and protection, with IFRS operating profit[13] of £474 million (2012: £403 million) up 18 per cent. The principal driver of our profitability in the region is our health and protection business which delivered 64 per cent or £303 million (2012: £256 million) of total life profits. In geographic terms our largest markets of Indonesia, Hong Kong, Singapore and Malaysia continue to generate good levels of growth, with IFRS operating profit up 13 per cent collectively. We are also encouraged by the progress of two of our smaller but fast growing businesses in Thailand and the Philippines. Their combined IFRS operating profit of £20 million has increased fivefold compared to the same period last year, while also increasing APE sales by 35 per cent.

In the US, long-term business IFRS operating profit was up 32 per cent in 2013 to £582 million (2012: £442 million), which includes a contribution of £56 million from REALIC. Jackson's total income increased by 27 per cent to £1,197 million (2012: £945 million) out pacing the growth in total expenses net of deferred acquisition cost adjustments totalling £615 million (2012: £503 million). Fee income has become Jackson's main source of earnings and has grown by 36 per cent to £554 million (2012: £408 million).The uplift in fee income is in line with the 37 per cent growth in average separate account assets in the period to £57 billion (2012: £41 billion) reflecting the benefit of VA premium inflows and the rise in US equity markets since June 2012. Insurance margin at £262 million (2012: £153 million) is now a more significant contributor to Jackson's earnings following the acquisition of REALIC's seasoned book of term insurance business. Spread income has grown more modestly by 8 per cent to £377 million (2012: £349 million). We continue to focus on improving the balance of Jackson's profits and diversifying its sources of earnings and we are making good progress in delivering the targeted returns from REALIC.

UK long-term business IFRS operating profit was 1 per cent higher at £341 million (2012: £336 million). The comparative result included a £18 million profit from writing a wholesale contract, with no such business being written in the first half of 2013. UK Retail IFRS operating profit increased 7 per cent, reflecting the positive impact of a longevity swap entered into this year to further optimise the capital position of the business.

Our asset management businesses also had a successful first half. M&G's IFRS operating profit of £204 million (2012: £175 million), increased 17 per cent, reflecting the 15 per cent uplift in funds under management to a record £234 billion (2012: £204 billion), following a period of strong net inflows and positive market movements. M&G's average fee income across all the funds it manages was stable at 36 basis points, with higher income helping to absorb the current phase of infrastructure investment and maintain a cost income ratio only marginally higher than the prior period at 54 per cent (2012: 53 per cent). The cost run rate of the business is typically higher over the second half of the year so the cost/income ratio is expected to increase by the end of 2013.

Prudential Capital produced IFRS operating profit of £21 million in the first half of 2013 (2012: £24 million). Our Asia asset management business, Eastspring Investments, has also seen the combination of net inflows and more favourable investment conditions contribute to a 19 per cent increase in IFRS operating profit13 to £38 million (2012: £32 million).

Capital generation
Our ongoing focus on disciplined capital allocation to new business opportunities that offer the most attractive mix of returns and short payback periods, means we have continued to produce significant amounts of free capital, which we measure as free surplus generated[14].

In the first half of 2013, we generated £1,548 million of underlying free surplus (before reinvestment in new business) from our life in-force and asset management businesses. This is 11 per cent higher than the £1,395 million generated in 2012, reflecting increases from all four business operations.

We reinvested £396 million of the free surplus generated in the period into writing new business (2012: £364 million) equivalent to a re-investment rate of 26 per cent, which is in line with recent periods. The amount of free surplus we reinvested in Asia increased 2 per cent to £165 million (2012: £162 million), while new business profit increased 20 per cent. This reflects improvements in mix as a result of our strategic focus on more capital efficient products and the impact of higher interest rates in the period. In the US, new business investment increased to £211 million (2012: £180 million), primarily due to higher volumes of new business and the increase in capital requirements from 235 per cent of the US Risk Based Capital Company Action Level to 250 per cent (see section 'C.1 Regulatory capital (IGD)' of Risk and capital management). Reinvestment levels in the UK remained low at £20 million (2012: £22 million). The IRRs on invested capital were more than 20 per cent in Asia, the US, and the UK, with payback periods of four years, two years and four years respectively, consistent with recent trends.

Of the remaining free surplus generated[15] after reinvestment in new business, totalling £1,152 million (2012: £1,031 million), £844 million was remitted from the business units to Group. This cash was used to meet central costs of £132 million (2012: £148 million), and meet dividend payments of £532 million (2012: £440 million). The total free surplus stock deployed across our life and asset management operations at the end of June was £4,144 million. We retain capital in the businesses both to finance future growth and to enable them to withstand future economic 'shocks'. As the business grows in size, so does the level of capital needed to meet these objectives leading to an increase in the absolute value of free surplus held at 30 June 2013 compared to the £3,689 million held at 31 December 2012.

	2013 £m2	2012 £m2
	Half year	Half year	Full year

Free surplus generation
Asia	457	363	827
US	612	591	1,054
UK	304	291	532
M&G	175	150	285
Underlying free surplus generated from in-force business	1,548	1,395	2,698
Investment in new business	(396)	(364)	(618)
Underlying free surplus generated	1,152	1,031	2,080
Market related movements, timing differences and other movements	147	(277)	(612)
Net cash remitted by business units	(844)	(726)	(1,200)
Total movement in free surplus	455	28	268
Free surplus at 1 January	3,689	3,421	3,421
Free surplus at end of period	4,144	3,449	3,689

Holding company cash
Net cash remitted by business units:
Asia	190	126	341
US	294	247	249
UK	226	230	313
M&G	134	123	297
Net cash remitted by business units	844	726	1,200
Net central outflows	(132)	(148)	(289)
Corporate activities / other (including foreign exchange)	(70)	(116)	(76)
Dividend paid	(532)	(440)	(655)
Net movement in holding company cash	110	22	180
Holding company cash at 1 January	1,380	1,200	1,200
Holding company cash at end of period	1,490	1,222	1,380

'Growth and Cash' financial objectives
The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Prudential's actual future financial condition or performance or other indicated results may differ materially from those indicated in any such forward-looking statement due to a number of important factors (including those discussed under the heading 'Risk factors' in this document). See the discussion under the heading 'Forward-looking statements' at the front of this document.

At our 2010 investor conference entitled 'Growth and Cash' we announced new financial objectives demonstrating our confidence in continued rapid growth in Asia, and increasing levels of cash remittances from all of our businesses. These objectives have been defined as follows:

(i)   Asia growth and profitability objectives[16]:
To double the 2009 value of IFRS life and asset management pre-tax operating profit in 2013 (2009: £465 million); and
To double the 2009 value of new business profits in 2013 (2009: £713 million).

(ii)  Business unit cash remittance objectives16:
Asia to deliver £300 million of net cash remittance to the Group in 2013 (2009: £40 million);
Jackson to deliver £260 million[17] of net cash remittance to the Group in 2013 (2009: £39 million); and
UK to deliver £350 million of net cash remittance to the Group in 2013 (2009: £284 million[18]).

(iii) Cumulative net cash remittances[19]:

  All business units in aggregate to deliver cumulative net cash remittances of at least £3.8 billion over the period 2010 to end-2013. These net remittances are to be underpinned by a targeted level of cumulative underlying free surplus generation of £6.5 billion over the same period.

As mentioned in the Group Chief Executive's report we remain focused on these objectives and have continued to make progress towards them. In the first half of 2013, we have achieved four of these objectives and are on track to achieve the remaining two by the end of the year. We set out in more detail below our progress towards these objectives based on our results for the first half of 2013.

Asia profitability objectives

		Actual (2009 to 2012 as originally reported)						Objective
	2009	2010	2011	2012	Half year 2013	Change (since Half year 2012)	Change (since 2009)	2013
	£m	£m	£m	£m	£m	%	%	£m
Value of new business
Full year	713	901	1,076	1,266			78	1,426
Half year	277	395	465	547	659	20	138
IFRS operating profit[20]
Full year	465	604	784	988			112	930
Half year	228	295	367	440	512	16	125

Business unit net cash remittance objectives
		Actual						Objective
	2009	2010	2011	2012	Half year 2013			2013
	£m	£m	£m	£m	£m			£m
Asia[21]	40	233	206	341	190			300
Jackson[22]	39	80	322	249	294			260
UK[23]	434	420	297	313	226			350
M&G[24]	175	202	280	297	134
Full year	688	935	1,105	1,200
Half year	375	460	690	726	844

Objectives for cumulative period 1 January 2010 to 31 December 2013
							Actual	Objective	Percentage achieved
							1 Jan 2010 to 30 Jun 2013	1 Jan 2010 to 31 Dec 2013	At 30 Jun 2013
							£m	£m
Cumulative net cash remittances from 2010 onwards							4,084	3,800	107%
Cumulative underlying group free surplus generation (which is net of investment in new business)							6,931	6,500	107%

Cash remitted to the Group in the first half of 2013 increased by 16 per cent to £844 million (2012: £726 million), with well-balanced contributions from across the Group. Asia's remittances increased 51 per cent to £190 million (2012: £126 million), demonstrating the highly cash generative signature of recent growth, driven by the focus on health and protection products. Asia's 2013 remittance also includes a stronger first half bias than in 2012, due to timing differences. The 2013 remittance of £294 million from the US exceeds the full year 2013 cash remittance objective of £260 million and represents an increase of 19 per cent on the first half of 2012, reflecting both growth in the size of the in-force portfolio and an additional contribution from REALIC following its acquisition in 2012. The UK insurance operations have continued to make sizeable remittances at £226 million (2012: £230 million), supported by shareholder transfers from the with-profits fund. M&G (including Prudential Capital) delivered net remittances of £134 million (2012: £123 million), reflecting its relatively capital-light business model that facilitates a high dividend payout ratio from earnings.

By 30 June 2013 cumulative net remittances of over £4.1 billion have been delivered by business operations since the beginning of 2010, exceeding the cumulative 2010 to 2013 net remittance objective of £3.8 billion. The remittances have been supported by strong underlying free surplus generated across the four business operations. By 30 June 2013 cumulative free surplus of over £6.9 billion has been generated since the start of 2010, exceeding the cumulative 2010 to 2013 objective of £6.5 billion.

We remain confident of achieving our remaining 2013 objectives to double the Asia 2009 new business profit by 2013 and for the UK to remit £350 million in 2013.

Capital position, financing and liquidity
We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. At 30 June 2013 our IGD surplus[25] is estimated at £3.9 billion after deducting the 2012 final dividend generating strong coverage of 2.3 times the requirement. This is testament to our capital discipline, the effectiveness of our hedging activities, our low direct Eurozone exposure, the minimal level of credit impairments and our comparatively low interest rate sensitivity.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. In particular, at 30 June 2013, the value of the estate of our UK with-profits funds is estimated at £7.8 billion (31 December 2012: £7.0 billion). Jackson's Risk-Based Capital ratio level at the end of 2012 was 423 per cent and since then it was able to remit £294 million to Group while supporting its balance sheet growth and maintaining adequate capital.

Furthermore, on a statutory (Pillar 1) basis the total credit default reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. Notwithstanding the absence of defaults in the period, at 30 June 2013 we have broadly maintained our credit default reserves at £2.0 billion (31 December 2012: £2.1 billion), representing 41 per cent of the portfolio spread over swaps, compared with 40 per cent at 31 December 2012.

Our financing and liquidity position also remained strong throughout the period. The issue of US$0.7 billion (£0.4 billion) of subordinated debt (perpetual tier 1 notes) in January 2013 further supports the financial flexibility of the Group, while taking advantage of very favourable market conditions. Our central cash resources amounted to £1.5 billion at 30 June 2013, up from £1.4 billion at 31 December 2012, and we retain a further £2.1 billion of untapped committed liquidity facilities.

As previously mentioned, Prudential plc has been listed by the Financial Stability Board (FSB) to be designated as a global systemically important insurer (G-SII). At the same time, the International Association of Insurance Supervisors (IAIS) announced details of its assessment methodology and proposed policy measures for G-SIIs, covering enhanced supervision, effective resolution and higher loss absorption capacity. We continue to monitor these developments.

Solvency II remains subject to delays in policy development and therefore the outlook continues to be uncertain. Despite this uncertainty we remain focused on preparing for implementation of the new regime.

Shareholders' funds
During the first half of 2013 most equity markets recorded strong positive movements, although volatility increased towards the end of the period as fears of a global economic slowdown returned when the Federal Reserve Chairman guided markets to expect an end to quantitative easing. This also led to a sharp rise in US yields to 2.5 per cent at 30 June 2013, compared to 1.8 per cent at the end of 2012, with yields in most other markets following higher. Higher yields generate adverse value movements on our holdings of fixed income securities which have given rise to negative short-term investment variances in some of our operations. However, these higher yields are also expected to generate higher investment returns going forward, whose estimated positive future value is also included within the non-operating results on the EEV basis of reporting and offsets the effect of the negative short-term investment variances.  Consequently, the Group's EEV shareholders' funds increased by 9 per cent during 2013 to £24.5 billion (31 December 2012: £22.4 billion). On a per share basis EEV at the end of 30 June 2013 stood at 958 pence, up from 878 pence at 31 December 2012.

An equivalent offset against negative short-term investment variances is not available under IFRS as the effect of potential higher future returns will only be recognised as these are earned. IFRS shareholders' funds at £9.6 billion were, therefore, 7 per cent lower than at full year 2012 (31 December 2012: £10.4 billion) and 4 per cent higher than at half year 2012 (30 June 2012: £9.3 billion).

Summary
The financial progress we have reported in 2013 to date demonstrates both the quality and the resilience of our business model and our earnings. This is a direct consequence of the strategy we have continued to execute, focusing on growing the more stable sources of income, diversifying our business by geography, product and distribution channel and maintaining our disciplined approach to cash generation and capital management. We look forward to the remainder of the year with confidence.

Financial Review

Results Summary

International Financial Reporting Standards (IFRS) Basis Results
Statutory IFRS basis results
	2013	2012
	Half year	Half year	Full year
Profit after tax attributable to equity holders of the Companynote	£365m	£887m	£2,163m
Basic earnings per share	14.3p	35.0p	85.1p
Shareholders' equity, excluding non-controlling interests	£9.6bn	£9.3bn	£10.4bn

European Embedded Value (EEV) Basis Results
	2013	2012
	Half year	Half year	Full year
Profit after tax attributable to shareholdersnote	£1,924m	£1,364m	£3,769m
Basic earnings per share	75.5p	53.8p	148.3p
Shareholders' equity, excluding non-controlling interests	£24.5bn	£20.6bn	£22.4bn

Note
For IFRS reporting purposes, the Group adopted new and amended accounting standards in 2013. Accordingly, the IFRS elements and EEV basis shareholders' interest for the comparative results have been adjusted for the retrospective application of this adoption of IFRS accounting policies, as discussed in note B of the IFRS financial statement and note 1 of EEV basis results.

Basis of preparation

Results bases
The IFRS basis results have been prepared in accordance with the accounting policies discussed in note A of the IFRS financial statements.

Life insurance products are, by their nature, long-term and the profit on this business is generated over a significant number of years. Accounting under IFRS alone does not, in Prudential's opinion, fully reflect the value of future profit streams. Prudential considers that embedded value reporting provides investors with a measure of the future profit streams of the Group's in-force long-term businesses and is a valuable supplement to statutory accounts. The EEV basis results have been prepared in accordance with the EEV principles discussed in note 1 of EEV basis supplementary information.

Operating profit based on longer-term investment returns
The Group provides supplementary analysis of profit before tax attributable to shareholders so as to distinguish operating profit based on longer-term investment returns from the other elements of total profit shown. Operating profit per share is calculated using operating profits based on longer-term investment returns, after related tax and non-controlling interests. In 2013 operating profit excludes the results of the Japan Life insurance business, together with effect of it being classified as held for sale and written down to fair value less costs to sell at 30 June 2013. 2012 comparatives have been retrospectively adjusted on a comparable basis.

Exchange translation - Actual Exchange Rate (AER) and Constant Exchange Rate (CER)
The comparative results have been prepared using previously reported exchange rates (AER basis) except where otherwise stated. Results on a CER basis are also shown for the analysis of IFRS and EEV operating profit based on longer-term investment returns.

IFRS Profits
					CER
	2013 £m	2012 £m		Change	2012 £m	Change
	Half year	Half year	note	%	Half yearnote	%
Insurance business						`
Long-term business:
Asia	476	406		17	409	16
US	582	442		32	452	29
UK	341	336		1	336	1
Development expenses	(2)	(3)		33	(3)	33
Long-term business profit	1,397	1,181		18	1,194	17
UK general insurance commission	15	17		(12)	17	(12)
Asset management business:
M&G (including Prudential Capital)	225	199		13	199	13
Eastspring Investments	38	32		19	32	19
Curian	14	7		100	7	100
US broker-dealer and asset management	20	10		100	11	82
	1,709	1,446		18	1,460	17
Other income and expenditure	(270)	(255)		(6)	(255)	(6)
Solvency II implementation costs	(13)	(27)		52	(27)	52
Restructuring costs	(11)	(7)		(57)	(7)	(57)
Total IFRS basis operating profit based on longer-term investment returns	1,415	1,157		22	1,171	21
Short-term fluctuations in investment returns
Insurance operations	(725)	(94)
Other operations	(30)	47
	(755)	(47)
(Loss)Profit attaching to held for sale Japan Life business	(124)	14
Gain on dilution of Group holdings	-	42
Amortisation of acquisition accounting adjustments	(30)	-
Profit before tax attributable to shareholders	506	1,166
Tax charge attributable to shareholders' returns	(141)	(279)
Profit for the period attributable to shareholders	365	887

Note
The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards as discussed in note B of the IFRS financial statements. In addition, following its reclassification as held for sale at 30 June 2013, operating results exclude the result of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis.

In the first half of 2013, the Group's IFRS operating profit based on longer-term investment returns was £1,415 million, an increase of 22 per cent from the first half of 2012. The improvement predominantly reflects the strong growth in total contributions from Asia and the US, which were up 18 per cent and 34 per cent respectively, reflecting the continuing growth of the in-force portfolio.

The total profit before tax attributable to shareholders was £506 million in the first half of 2013 compared to £1,166 million in the first half of 2012. As well as the improvement in operating profit discussed above, profit before tax is impacted by:

Short-term fluctuations in investment returns
IFRS operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and these longer-term returns is shown as short-term fluctuations in investment returns. In 2013 for our insurance operations these total negative £725 million comprising negative £137 million for Asia, negative £441 million in the US and negative £147 million in the UK.

In Asia, the negative short-term fluctuations of £137 million primarily reflect net unrealised movements on bond holdings following a rise in bond yields during the period. Negative fluctuations of £441 million in the US mainly represent the net unrealised value movement on derivatives held to manage the Group's exposure to market movements following rises in equity values. Jackson hedges its variable annuity book on an economic basis and, thus, accepts a degree of variability in its IFRS results in the short term in order to achieve the appropriate economic result. The negative fluctuations of £147 million in the UK relate to net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business.

Short-term fluctuations for other operations were negative £30 million (2012: positive £47 million) representing net unrealised movements on centrally held derivatives to manage foreign exchange and certain macroeconomic exposures of the Group.

Amortisation of acquisition accounting adjustments
The amortisation primarily comprises the difference between the yield on the acquired investments on purchase of REALIC in 2012 based on market values at acquisition and historic investment income on book yields recognised in IFRS operating profit. Movement in the fair value acquisition adjustments on the value of in-force business acquired is also included.

Agreement to sell Japan Life business
On 16 July 2013 the Group reached an agreement to sell its closed book life insurance business in Japan, PCA Life Insurance Company Limited, to SBI Holdings Inc. for US$85 million (£56 million at 30 June 2013 closing exchange rate). The transaction is subject to regulatory approval. Consistent with the classification of the business as held for sale, the IFRS carrying value has been set to £53 million representing the estimated proceeds, net of related expenses of £3 million. The loss of £124 million (2012: profit of £14 million) comprises the 2013 reduction on re-measuring the carrying value of the business and its trading results.

Effective tax rates
The 2013 effective rate of tax on operating profit based on longer-term investment returns was 24 per cent (2012: 24 per cent).

The 2013 effective rate of tax on the total IFRS profit was 28 per cent (2012: 24 per cent). The 2013 effective tax rate reflects the inclusion of items in the overall result (such as the loss on the held for sale Japan business) which attract no tax relief.

EEV Profits
		AER			CER
	2013 £m	2012 £m		Change	2012 £m	Change
	Half year	Half year	note	%	Half year	%
Insurance business:
Asia	1,079	874		23	880	23
US	1,016	805		26	822	24
UK	404	490		(18)	490	(18)
Development expenses	(2)	(3)		33	(3)	33
Long-term business operating profit	2,497	2,166		15	2,189	14
UK general insurance commission	15	17		(12)	17	(12)
Asset management business:
M&G (including Prudential Capital)	225	199		13	199	13
Eastspring Investments	38	32		19	32	19
Curian	14	7		100	7	100
US broker-dealer and asset management	20	10		100	11	82
	2,809	2,431		16	2,455	14
Other income and expenditure	(304)	(285)		(7)	(285)	(7)
Solvency II implementation costs	(14)	(29)		52	(29)	52
Restructuring costs	(12)	(8)		(50)	(8)	(50)
Total EEV basis operating profit	2,479	2,109		18	2,133	16
Short-term fluctuations in investment returns:
- Insurance operations	(778)	162
- Other operations	(30)	47
	(808)	209
Mark to market value movements on core borrowings	203	(113)
Effect of changes in economic assumptions	684	(361)
(Loss)Profit attaching to held for sale Japan Life business	(47)	5
Gain on dilution of Group holdings	-	42
Profit before tax attributable to shareholders	2,511	1,891
Tax charge attributable to shareholders' profit	(587)	(527)
Profit for the year attributable to shareholders	1,924	1,364

Note
For IFRS reporting purposes, the Group adopted new and amended accounting standards in 2013. Accordingly, the IFRS elements and EEV basis shareholders' interest for the comparative results have been adjusted for the retrospective application of this adoption of IFRS accounting policies, as discussed in note 1 of EEV basis results. In addition, following its reclassification as held for sale at 30 June 2013, operating results exclude the result of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis.

Prudential Group's EEV operating profit based on longer-term investment returns was £2,479 million in the first half of 2013, 18 per cent higher than the £2,109 million earned in the first half of 2012. The improvement reflects higher profits generated from new business (up 11 per cent to £1,268 million) and increased profitability from our growing in-force portfolio.

Long-term business operating profit generated by the Group was £2,497 million (2012: £2,166 million). This profit comprises:

• new business profit of £1,268 million (2012: £1,141 million);
• in-force profit of £1,231 million (2012: £1,028 million); and
• negative £2 million for development expenses (2012: negative £3 million).

The contribution to operating profit from life in-force business increased by 20 per cent to £1,231 million (2012: £1,028 million), reflecting our focus on managing our existing book of business for value. This result comprises £954 million (2012: £761 million) from the unwind of the discount on the opening embedded value and other expected returns, and £277 million (2012: £267 million) from the effect of operating assumption changes, experience variances and other items. The unwind of discount and other expected returns is £193 million higher than 2012 primarily reflecting the recent growth in the business and the positive effect of higher long-term interest rates.

Asia continues to be the highest contributor to the Group's life profit, contributing £1,079 million in the first half of 2013 (2012: £874 million). Included in Asia's result is £420 million of profit from in-force business (2012: £327 million), comprising £400 million (2012: £318 million) from the unwind of the discount rate and operating assumption changes and experience variances which netted to an overall modest positive of £20 million (2012: positive £9 million). This evidences the resilience of our portfolio of businesses in the region.

US life in-force profit was higher at £537 million in the first half of 2013 compared to £363 million in the first half of 2012, with the first half of 2013 including £23 million of profit from REALIC. Overall experience and operating assumption changes contributed positive £250 million towards in-force profits compared to £165 million in the first half of 2012. Within these amounts, beneficial spread gains were £125 million (2012: £98 million) with the remaining £125 million (2012: £67 million) profit representing Jackson's focus on managing its in-force book of business with discipline.

UK life in-force profit was lower for the first six months of 2013 at £274 million (2012: £338 million). The unwind of the discount increased to £267 million for 2013 (2012: £245 million) primarily reflecting the growth of the in-force portfolio. Despite the market disruptions that accompanied the introduction of a number of regulatory developments, the UK life in-force business has delivered a positive overall experience result of £7 million (2012: £93 million). The 2012 result benefited from sizeable trading profits which did not recur and, among other items, included a positive £43 million representing the effects on future profits arising from the reduction in UK corporation taxes enacted during that period. Recently announced further reductions to UK tax rates were not enacted until July 2013, so the benefit of these will be recognised in the second half of 2013.

In the first half of 2013 total profits before tax attributable to shareholders were 33 per cent higher at £2,511 million (2012: £1,891 million). As well as the increase in operating profit discussed above, this profit before tax is impacted by:

EEV Short-term fluctuations in investment returns
EEV operating profit is based on longer-term investment return assumptions rather than actual investment returns achieved. Short-term fluctuations in investment returns represent the difference between the actual investment return and those assumed in arriving at the reported operating profit.

Short-term fluctuations in investment returns for insurance operations of negative £778 million comprised of negative £282 million for Asia, negative £404 million for our US operations and negative £92 million in the UK.

In Asia, negative short-term fluctuations of £282 million principally reflect unrealised movements on bond holdings in the period. In the US, the favourable impact of market movements on the expected level of future fee income from the variable annuity separate accounts is more than offset by the net value movements on derivatives held to manage Group's equity and interest rates exposure, to give overall negative fluctuations of £404 million in the first half of 2013. In the UK, negative fluctuations of £92 million includes the impact of rising bond yields on the unrealised value movements on the fixed income assets supporting the shareholder backed annuity business.

Effect of changes in economic assumptions
The effect of changes in economic assumptions of positive £684 million, comprises positive £333 million for Asia, positive £62 million for the US and positive £289 million for the UK. These reflect the aggregate net benefit of the increase in long-term yields in the first half of 2013 on future in-force profits across all of these businesses.

Agreement to sell Japan life business
On 16 July 2013 the Group reached an agreement to sell its closed book life insurance business in Japan, PCA Life Insurance Company Limited, to SBI Holdings Inc. for US$85 million (£56 million at 30 June 2013 closing exchange rate). The transaction is subject to regulatory approval. Consistent with the classification of the business as held for sale, the EEV carrying value has been set to £53 million representing the estimated proceeds, net of related expenses of £3 million. The loss of £47 million (2012: profit of £5 million) comprises the 2013 reduction on re-measuring the carrying value of the business and its trading results.

Effective tax rates
The 2013 effective rate of tax on operating profit based on longer-term investment returns was 27 per cent (2012: 27 per cent).

The 2013 effective rate of tax on total EEV profit of 23 per cent was lower than the equivalent rate in the previous year (2012: 28 per cent), reflecting changes in the composition of non-operating items and non-tax effective mark to market value adjustments.

Movement on Shareholders' Funds
	IFRS			EEV
	2013 £m	2012 £mnote (a)		2013 £m	2012 £mnote (a)
	Half year	Half year	Full year	Half year	Half year	Full year
		AER	AER		AER	AER
Operating profit based on longer-term investment returns	1,415	1,157	2,520	2,479	2,109	4,313
Items excluded from operating profit	(909)	9	227	32	(218)	644
Total profit before tax	506	1,166	2,747	2,511	1,891	4,957
Tax and non-controlling interests	(141)	(279)	(584)	(587)	(527)	(1,188)
Profit for the period	365	887	2,163	1,924	1,364	3,769
Exchange movements, net of related tax	232	(54)	(216)	693	(125)	(469)
Unrealised gains and losses on Jackson securities classified as available for salenote (b)	(837)	196	387	-	-	-
Shareholders' share of actuarial and other gains and losses on defined pension schemes	(21)	65	34	(26)	77	44
Dividends	(532)	(440)	(655)	(532)	(440)	(655)
New share capital subscribed	1	14	17	1	14	17
Other	58	60	65	19	78	100
Net (decrease) increase in shareholders' funds	(734)	728	1,795	2,079	968	2,806
Shareholders' funds at beginning of the period	10,359	8,564	8,564	22,443	19,637	19,637
Shareholders' funds at end of the period	9,625	9,292	10,359	24,522	20,605	22,443
Comprising
Long-term business:
Free surplus				3,278	2,778	2,957
Required capital				4,263	3,623	3,898
Net worth				7,541	6,401	6,855
Value of in-force				17,114	14,001	15,411
Total				24,655	20,402	22,266
Other business				(133)	203	177
Totalnote (c)				24,522	20,605	22,443
Net Asset value per share	376p	364p	405p	958p	806p	878p

Notes
(a)    For IFRS reporting purposes, the Group adopted new and amended accounting standards in 2013. Accordingly, the IFRS elements and EEV basis shareholders' interest for the comparative results have been adjusted for the retrospective application of this adoption of IFRS accounting policies, as discussed in note B of the IFRS financial statement and note 1 of EEV basis results.

(b) Net of related changes to deferred acquisition costs and tax.
(c) EEV shareholders' funds excluding goodwill attributable to shareholders at 30 June 2013 is £23,048 million (30 June 2012: £19,138 million; 31 December 2012: £20,974 million).

IFRS
IFRS shareholders' funds at 30 June 2013 were £9.6 billion. This compares to £10.4 billion at 31 December 2012, a decrease of £0.8 billion.

This decrease of £0.8 billion mainly reflect the profit after tax of £365 million and positive foreign exchange movements of £232 million, following the strengthening of the US dollar and certain Asian currencies, being more than offset by dividend payments of £532 million and the unrealised loss of £837 million arising in the first half of 2013 on Jackson's debt securities. For debt securities in Jackson which are classified as 'available-for-sale', unless impaired, fair value movements are recognised in other comprehensive income while realised gains and losses, including impairments, are recorded in income statement. At 30 June 2013, the cumulative unrealised gain on Jackson's 'available-for-sale' debt securities included in the shareholders' funds was a positive £588 million, net of DAC and tax (31 December 2012: £1,425 million).

EEV
On an EEV basis, which recognises the shareholders' interest in long-term business, shareholders' funds at 30 June 2013 were £24.5 billion, an increase of £2.1 billion from 31 December 2012 (£22.4 billion). This increased level of shareholders' funds primarily reflects the profit after tax of £1,924 million, the positive exchange movements of £693 million as a result of the strengthening of the US dollar and certain Asian currencies, offset by dividend payments of £532 million.

Free Surplus and Holding Company Cash Flow

Overview
The Group manages its internal cash flow by focusing on the free surplus generated by the life and asset management businesses. Remittances are, however, made as and when required by the holding company with excess surplus being left in the businesses where it can be redeployed most profitably.

Free surplus generation
Sources and uses of free surplus generation from the Group's insurance and asset management operations
The Group's free surplus at the end of the period comprises free surplus for the insurance businesses, representing the excess of the net worth over the required capital included in the EEV results, and IFRS net assets for the asset management businesses excluding goodwill.

The free surplus generation for the insurance business represents amounts maturing from the in-force operations during the period less the investment in new business. For asset management operations we have defined free surplus generation to be the total post-tax IFRS profit for the period.

The Group's free surplus generated also includes the general insurance commission earned during the period and excludes foreign exchange, capital movements, shareholders' other income and expenditure and centrally arising restructuring and Solvency II implementation costs.

The total movement in free surplus net of tax in the year can be analysed as follows:
	2013 £m	2012 £mnote (a)
	Half year	Half year	Full year
Free surplus generation
Expected in-force cash flows (including expected return on net assets)	1,345	1,270	2,405
- Life operations	1,106	1,079	2,019
- Asset management and other operations	239	191	386
Changes in operating assumptions and experience variances	203	125	293
Underlying free surplus generated in the period from in-force business	1,548	1,395	2,698
Investment in new business	(396)	(364)	(618)
Underlying free surplus generated in the period	1,152	1,031	2,080
Market-related items	(294)	(201)	(104)
Increase in EEV assumed level of required capital	(59)	-	-
Gain on dilution of Group holdings	-	42	42
Acquisition of REALIC	-	-	(169)
(Loss) profit attaching to held for sale Japan Life business	(56)	25	31
Free surplus generated in the period	743	897	1,880
Net cash remitted by the business units	(844)	(726)	(1,200)
Other movements (including foreign exchange effects) and timing differences note (b)	556	(143)	(412)
Total movement during the period	455	28	268
Free surplus at 1 January	3,689	3,421	3,421
Free surplus at end of the period	4,144	3,449	3,689
Comprised of:
Free surplus relating to long-term insurance business	3,278	2,778	2,957
Free surplus of other insurance business	11	13	25
IFRS net assets of asset management businesses excluding goodwill	855	658	707
Total free surplus	4,144	3,449	3,689

Note
(a)    For IFRS reporting purposes, the Group adopted the amended accounting standard on pension accounting. Accordingly, the IFRS elements and EEV basis shareholders' interest for the comparative results have been adjusted for the retrospective application of this adoption of IFRS accounting policy as discussed in note 1 of EEV basis results. In addition, following its reclassification as held for sale at 30 June 2013, operating results exclude the result of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis.

(b) Other movements and timing differences includes £365 million arising on the acquisition of Thanachart Life.

During the first half of 2013 Prudential generated underlying free surplus from the in-force book of £1,548 million (2012: £1,395 million), reflecting the progress we have made in growing the portfolio of business and our focus on managing the in-force book for value. Changes in operating assumptions and experience variances were £203 million in the first half of 2013 compared with £125 million in 2012. These variances included positive £32 million from Asia (2012: negative £6 million), £38 million from the UK (2012: £14 million) and £133 million from the US (2012: £117 million), principally driven by favourable spread experience in the period.

Underlying free surplus generated from in-force business has been used by our life businesses to invest in new business. Investment in new business has increased by 9 per cent to £396 million in the first half of 2013. This compares to a 7 per cent increase in APE sales and an 11 per cent increase in new business profit.

Market-related movements of negative £294 million in the first half of 2013 principally represents negative £395 million arising in the US, offset by positive £146 million from the UK. The US movement is principally driven by the net unrealised value movement on derivatives held to manage the Group's exposure to market movements following rises in equity values. The increase in the US's required capital of £59 million arises from the increase in capital from 235 per cent of US Risk-Based Capital Company Action level to 250 per cent in line with the changes made to IGD reporting, see section 'C.1 Regulatory capital (IGD)' of Risk and capital management.

Value created through investment in new business by life operations

	2013 £m
	Half year
	Asia insurance operations	US insurance operations	UK insurance operations	Group total
Free surplus invested in new business	(165)	(211)	(20)	(396)
Increase in required capital	57	172	32	261
Net worth invested in new business	(108)	(39)	12	(135)
Value of in-force created by new business	610	350	88	1,048
Post tax new business profit for the period	502	311	100	913
Tax	157	168	30	355
Pre-tax new business profit for the period	659	479	130	1,268
New business sales (APE)	1,010	797	355	2,162
Internal rate of returnnote	>20%	>20%	>20%
Undiscounted payback period for shareholder backed business	4	2	4

	AER
	2012 £m
	Half year
	Asia insurance operations	US insurance operations	UK insurance operations	Group total
Free surplus invested in new business	(162)	(180)	(22)	(364)
Increase in required capital	48	151	44	243
Net worth invested in new business	(114)	(29)	22	(121)
Value of in-force created by new business	528	317	94	939
Post-tax new business profit for the period	414	288	116	818
Tax	133	154	36	323
Pre-tax new business profit for the period	547	442	152	1,141
New business sales (APE)	899	719	412	2,030
Internal rate of returnnote	>20%	>20%	>20%
Undiscounted payback period for shareholder backed business	4	2	3

	CER
	2012 £m
	Half year
	Asia insurance operations	US insurance operations	UK insurance operations	Group total
Free surplus invested in new business	(165)	(184)	(22)	(371)
Increase in required capital	49	154	44	247
Net worth invested in new business	(116)	(30)	22	(124)
Value of in-force created by new business	533	323	94	950
Post-tax new business profit for the period	417	293	116	826
Tax	134	158	36	328
Pre-tax new business profit for the period	551	451	152	1,154
New business sales (APE)	910	734	412	2,056
Internal rate of returnnote	>20%	>20%	>20%
Undiscounted payback period for shareholder backed business	4	2	3

Note
The internal rate of return (IRR) is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the lifetime of the business written in shareholder-backed life funds is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is equal to the amount required to pay acquisition costs and set up statutory reserves less premiums received, plus required capital as defined for EEV. The impact of the time value of options and guarantees is included in the calculation.

In Asia, we utilised capital of £165 million (2012: £162 million) to invest in new business in 2013, an increase of 2 per cent, and generated £659 million of new business profits, an increase of 20 per cent from the same period in 2012. This improved capital efficiency reflects, in part, higher interest rates in Hong Kong and the beneficial impact they have on the level of reserves established on policy inception.

In the US, investment in new business was £211 million (2012: £180 million), an increase of 17 per cent, and compares to 8 per cent increase in new business profit in the period. The higher new business strain primarily reflects the increase in capital requirement from 235 per cent of the US Risk Based Capital Company Action level to 250 per cent, higher sales volumes and changes in business mix.

In the UK, investment in new business was broadly comparable to the prior year at £20 million (2012: £22 million). The fall in capital investment as a result of lower sales in 2013 has been partly offset by a change in product mix.

Holding company cash flow

We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient net remittances from the businesses to cover the dividend (after corporate costs) and maximising value for shareholders through the retention of the free surplus generated at business unit level, so that it can be reinvested in the profitable opportunities available to the Group. On this basis, the holding company cash flow statement at an operating level should ordinarily balance close to zero before exceptional cash flows, but from time to time additional remittances from business operations will be made to provide the Group with greater financial flexibility at the corporate centre.

	2013 £m	2012 £m
	Half year	Half year	Full year
Net cash remitted by business units:
UK net remittances to the Group
UK Life fund paid to the Group	206	216	216
Shareholder-backed business:
Other UK paid to the Group	20	14	101
Group invested in UK	-	-	(4)
Total shareholder-backed business	20	14	97
Total UK net remittances to the Group	226	230	313

US remittances to the Group	294	247	249

Asia net remittances to the Group
Asia paid to the Group:
Long-term business	228	170	491
Other operations	33	31	60
	261	201	551
Group invested in Asia:
Long-term business	(3)	-	(107)
Other operations (including funding of Regional Head Office costs)	(68)	(75)	(103)
	(71)	(75)	(210)
Total Asia net remittances to the Group	190	126	341

M&G remittances to the Group	109	98	206
PruCap remittances to the Group	25	25	91
Net remittances to the Group from Business Units	844	726	1,200
Net interest paid	(142)	(136)	(278)
Tax received	114	89	194
Corporate activities	(89)	(70)	(158)
Solvency II costs	(15)	(31)	(47)
Total central outflows	(132)	(148)	(289)
Operating holding company cash flow before dividendnote	712	578	911
Dividend paid	(532)	(440)	(655)
Operating holding company cash flow after dividendnote	180	138	256
Issue of hybrid debt, net of costs	429	-	-
Acquisition of Thanachart Life	(397)	-	-
Hedge purchase cost (equity tail risks)	-	(48)	(32)
Other net cash payments	(97)	(68)	(43)
Total holding company cash flow	115	22	181
Cash and short-term investments at beginning of year	1,380	1,200	1,200
Foreign exchange movements	(5)	-	(1)
Cash and short-term investments at end of period	1,490	1,222	1,380

Note
Including central finance subsidiaries.

Operating holding company cash flow for half year 2013 before the shareholder dividend was £712 million, £134 million higher than 2012. After deducting the shareholder dividend the operating holding company cash flow was £180 million (2012: £138 million).

Cash remittances to the Group from business units
The holding company received £844 million of net cash remittances from the business units in the first half of 2013, an increase of £118 million from the £726 million received in the first half of 2012.

Asia remitted £190 million to the Group in the first half of 2013, an increase of £64 million from the first half of 2012. Asia's 2013 remittance includes a stronger first half bias than in 2012, due to timing differences.

As in prior years, the Jackson full year dividend of £294 million (2012: £247 million) has been received in the first half of the year.

The UK insurance operations remitted £226 million in the first half of 2013(2012: £230 million). Cash from the annual with-profits transfer to shareholders contributed £206 million (2012: £216 million).

M&G and Prudential Capital collectively remitted £134 million in the first half of 2013 (2012: £123 million), as the asset management businesses continue to remit significant portions of their annual post-tax earnings to the Group.

Net central outflows and other movements
Net central outflows improved to £132 million in the first half of 2013 (2012: £148 million) with higher corporate costs and  higher net interest payments offset by lower Solvency II costs, and higher tax receipts.

After central costs, there was a net cash inflow before dividend of £712 million in the first half of2013 compared to £578 million in 2012. The dividend paid was £532 million in the first half of 2013 compared to £440 million in the same period in 2012.

Outside of the normal recurring central cash flow items, the holding company issued US$700 million (£429 million) of hybrid debt in January 2013 and paid £397 million for the acquisition of Thanachart Life. The holding company incurred £97 million of other cash payments in the first half of 2013, including payments in respect of amounts due to the UK tax authorities following the settlement reached in 2010 on historic tax issues and amounts totalling £30 million paid to the Financial Services Authority over issues related to the terminated AIA transaction.

The overall holding company cash and short-term investment balances at 30 June 2013 was £1,490 million, £110 million higher than the balance held at the end of 2012. The company seeks to maintain a central cash balance in excess of £1 billion.

Balance Sheet and associated information

Balance Sheet Summary
	2013 £m1	2012 £m1
	Half year	Half year	Full year
Goodwill attributable to shareholders	1,474	1,467	1,469
Investments	294,705	258,145	281,260
Holding company cash and short-term investments	1,490	1,222	1,380
Other	28,168	19,038	23,535
Total assets	325,837	279,872	307,644
Less: Liabilities
Policyholder liabilities	272,728	233,507	257,674
Unallocated surplus of with-profits funds	11,434	9,802	10,589
	284,162	243,309	268,263
Less: Shareholders' accrued interest in the long-term business	(14,897)	(11,313)	(12,084)
	269,265	231,996	256,179
Core structural borrowings of shareholders' financed operations (IFRS book value basis)	4,149	3,596	3,554
Other liabilities including non-controlling interest	27,901	23,675	25,468
Total liabilities and non-controlling interest	301,315	259,267	285,201
EEV basis net assets	24,522	20,605	22,443

Share capital and premium	2,018	2,014	2,017
IFRS basis shareholders' reserves	7,607	7,278	8,342
IFRS basis shareholders' equity (excluding non-controlling interest)	9,625	9,292	10,359
Additional EEV basis retained profit	14,897	11,313	12,084
EEV basis shareholders' equity (excluding non-controlling interest)	24,522	20,605	22,443

Net asset value per share
	2013	2012
	Half year	Half year	Full year

EEV	958p	806p	878p
IFRS	376p	364p	405p

Total assets[26] of the Group at £325.8 billion were 6 per cent higher than at 31 December 2012 (£307.6 billion) driven by the growth in our business and improved equity markets (policyholder liabilities were up 6 per cent at £272.7 billion). In January 2013, Prudential issued a new US$700 million 5.25 per cent perpetual tier 1 notes which increased the core structural borrowings from £3.6 billion to £4.1 billion. EEV shareholder equity has increased by 9 per cent from £22.4 billion as at 31 December 2012 to £24.5 billion as at 30 June 2013.

Acquisition of  Thanachart Life
On 3 May 2013, the agreement we entered into in November 2012 to establish an exclusive 15-year partnership with Thanachart Bank Public Company Limited (Thanachart Bank) to develop jointly their bancassurance business in Thailand was launched. At the same time, Prudential Thailand completed the acquisition of Thanachart Life Assurance Company Limited (Thanachart Life), a wholly-owned life insurance subsidiary of Thanachart Bank. This transaction builds on Prudential's strategy of focusing on the highly attractive markets of South-east Asia and is in line with the Group's multichannel distribution strategy.

The consideration for the transaction is THB 18.981 billion (£412 million), of which THB 17.500 billion (£380 million) was settled in cash on completion in May 2013 with a further payment of THB 0.946 billion (£20 million), for adjustments to reflect net asset value as at completion date, payable in July 2013. In addition a deferred payment of THB 0.535 billion (£12 million) is payable 12 months after completion. The THB 18.981 billion (£412 million), includes the amounts attributable to the acquisition of the distribution rights associated with the exclusive 15-year bancassurance partnership agreement with Thanachart Bank. No goodwill arose on this acquisition.

Policyholder liabilities and unallocated surplus of with-profits funds
	2013 £m				2012 £m
	Half year				Half year
Shareholder-backed business	Asia	US	UK	Total	Total
At 1 January	21,213	92,261	49,505	162,979	133,506
Premiums	2,379	8,208	2,090	12,677	11,259
Surrenders	(1,194)	(2,420)	(1,252)	(4,866)	(4,339)
Maturities/Deaths	(146)	(620)	(1,174)	(1,940)	(1,719)
Net cash flowsnote (i)	1,039	5,168	(336)	5,871	5,201
Investment related-items and other movements	549	2,038	901	3,488	3,910
Acquisition of subsidiaries	487	-	-	487	-
Reclassification of Japan business as held for salenote (ii)	(970)	-	-	(970)	-
Foreign exchange translation differences	585	6,748	-	7,333	(833)
At 30 June	22,903	106,215	50,070	179,188	141,784
With-profits funds
- Policyholder liabilities				96,877	94,635
- Unallocated surplus				11,434	9,802
Total at 30 June				108,311	104,437
Total policyholder liabilities at 30 June				287,499	246,221
Comprising:
- Policyholder liabilities included on Statement of Financial Position				272,728	233,507
- Unallocated surplus of with-profits funds on Statement of Financial Position				11,434	9,802
- Group's share of policyholder liabilities of insurance joint ventures				3,337	2,912

Note
(i) Including net flows of the Group's insurance joint ventures.
(ii) The reclassification of Japan Life business as held for sale reflects the value of policyholder liabilities reclassified at 30 June 2013. Asia net flows includes negative £45 million for half year 2013 (half year 2012: negative £42 million) in respect of the Japan Life business.

Policyholder liabilities relating to shareholder-backed business grew by £16 billion from £163 billion at 31 December 2012 to £179 billion at 30 June 2013 demonstrating the on-going growth of our business.

The increase reflects positive net flows (premiums net of upfront charges less surrenders, withdrawals, maturities and deaths) of £5.9 billion in the first half of 2013 (2012: £5.2 billion), driven by strong inflows in the US £5.2 billion and Asia £1.0 billion. Net flows in Asia have increased by 17 per cent to £1,039 million in the first half of 2013 (2012: £891 million). The surrenders for shareholder-backed business in the first half of 2013 is broadly consistent with the equivalent period in 2012 once an allowance is made for the movements in investment markets and foreign exchange.

Other movements include positive foreign exchange effect of £7.3 billion (2012: negative £0.8 billion) together with investment-related items and other movements of £3.5 billion (2012: £3.9 billion), which is principally driven by increases in equity markets in the period offset by the movement in bonds values following an increase in bond yields. The acquisition of subsidiaries reflects the liabilities of Thanachart Life at the date of acquisition.

During the first half of 2013, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group's with-profits funds on an IFRS basis, increased by 8 per cent from £10.6 billion at 31 December 2012 to £11.4 billion at 30 June 2013.

Shareholders' net borrowings and ratings
Shareholders' net borrowings at 30 June 2013:
	2013 £m			2012 £m
	Half year			Full year
	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis
Perpetual subordinated capital securities (Innovative Tier 1)	2,327	60	2,387	1,746	120	1,866
Subordinated notes (lower Tier 2)	834	187	1,021	831	258	1,089
	3,161	247	3,408	2,577	378	2,955
Senior debt:
2023	300	71	371	300	94	394
2029	249	42	291	249	64	313
Holding company total	3,710	360	4,070	3,126	536	3,662
Prudential Capital	275	-	275	275	-	275
Jackson surplus notes (lower Tier 2)	164	25	189	153	43	196
Total	4,149	385	4,534	3,554	579	4,133
Less: Holding company cash and short-term investments	(1,490)	-	(1,490)	(1,380)	-	(1,380)
Net core structural borrowings of shareholder-financed operations	2,659	385	3,044	2,174	579	2,753

In addition to its core structural borrowings set out above, Prudential also has in place an unlimited global commercial paper programme. As at 30 June 2013, we had issued commercial paper under this programme totalling £555 million, US$2,154 million, €165 million and AU$9 million. The central treasury function also manages our £5 billion medium term note (MTN) programme, covering both core and non-core borrowings. In January 2013 Prudential issued a new US$700 million 5.25 per cent perpetual Innovative Tier 1 hybrid under this programme, primarily to Asian retail investors. Under the same programme at 30 June 2013 the outstanding subordinated debt was £835 million, US$2 billion and €20 million. In addition, Prudential's holding company has access to £2.1 billion of syndicated and bilateral committed revolving credit facilities, provided by 17 major international banks, expiring between 2015 and 2018. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2013. The commercial paper programme, the MTN programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company and are intended to maintain a strong and flexible funding capacity.

Prudential manages the Group's core debt within a target level consistent with its current debt ratings. At 30 June 2013, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus net debt) was 9.8 per cent, compared with 8.8 per cent at 31 December 2012. Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential's long-term senior debt is rated A+, A2 and A from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1 respectively. All ratings on Prudential and its subsidiaries are on stable outlook.

The financial strength of PAC is rated AA by Standard & Poor's, Aa2 by Moody's and AA by Fitch.

Jackson National Life Insurance Company's financial strength is rated AA by Standard & Poor's, A1 by Moody's and AA by Fitch.

Financial strength of the UK Long-term Fund
On a UK regulatory Pillar I Peak 2 or 'realistic' valuation basis, ie with liabilities recorded on a market consistent basis, the free assets were valued at approximately £7.8 billion at 30 June 2013 (31 December 2012: £7.0 billion), before a deduction for the risk capital margin. The value of the shareholders' interest in future transfers from the UK with-profits fund is estimated at £2.4 billion (31 December 2012: £2.1 billion).

Despite the continued volatility in financial markets, Prudential UK's With-Profits fund performed well achieving a 3.3 per cent pre-tax investment return for policyholder asset shares during the first half of 2013. On an annualised basis this equates to 6.6 per cent.

Risk and capital management

As a provider of financial services, including insurance, the management of risk lies at the heart of Prudential's business. As a result, effective risk management capabilities represent a key source of competitive advantage for the Group.
The control procedures and systems established within the Group are designed to manage rather than eliminate the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss and focus on aligning the levels of risk-taking with the achievement of business objectives.

Prudential generates shareholder value by selectively taking exposure to risks that are adequately rewarded and that can be appropriately quantified and managed. Material risks are retained only where consistent with Prudential's risk appetite and risk-taking philosophy, that is:

a. they contribute to value creation;
b. adverse outcomes can be withstood; and
c. Prudential has the capabilities, expertise, processes and controls to manage them.

In line with this philosophy, the Group has five objectives for risk and capital management which are as follows:

Framework: to design, implement and maintain a capital management and risk oversight framework, which is consistent with the Group's risk appetite and philosophy towards risk taking;

Monitoring: to establish a 'no surprises' risk management culture by identifying the risk landscape, assessing and monitoring risk exposures and understanding change drivers;

Control: to implement suitable risk mitigation strategies and remedial actions where exposures are deemed inappropriate, and to manage the response to potentially extreme events;

Communication: to effectively communicate the Group risk, capital and profitability position to both internal and external stakeholders; and

Culture: to foster a risk management culture, providing quality assurance and facilitating the sharing of best practice.

A. Group Risk Framework

Prudential's Group Risk Framework (GRF) describes the Group's approach to risk management, including provisions for risk governance arrangements; the Group's appetite and limits for risk exposures; policies for the management of various risk types; risk culture standards; and risk reporting. It is under this framework that the key arrangements and standards for risk management and internal control that support Prudential's compliance with statutory and regulatory requirements are defined.

A.1 Risk governance

Prudential's GRF requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of 'three lines of defence' comprising risk taking and management, risk control and oversight and independent assurance.

Primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Group Risk Committee (GRC) to assist in providing leadership, direction and oversight in respect of the Group's significant risks, and with the Group Chief Executive and the chief executives of each of the Group's business units.

Risk taking and the management thereof forms the first line of defence and is facilitated through both the Group Executive Committee (GEC) and the Balance Sheet and Capital Management Committee (BSCMC).

Riskcontrol and oversight constitutes the second line of defence, and is achieved through the operation of a number of Group-level risk committees which monitor and keep risk exposures under regular review. These committees are supported by the Group Chief Risk Officer, with functional oversight provided by Group Risk, Group Compliance and Group Security.

Group Risk has responsibility for establishing and embedding a capital management and risk oversight framework and culture consistent with Prudential's risk appetite that protects and enhances the Group's embedded and franchise value. Group Compliance provides verification of compliance with regulatory standards and informs the Board, as well as the Group's management, on key regulatory issues affecting the Group. Group Security is responsible for developing and delivering appropriate security measures with a view to protecting the Group's staff, physical assets and intellectual property.

A.2 Risk appetite and limits

The extent to which Prudential is willing to take risk in the pursuit of its objective to create shareholder value is defined by a number of risk appetite statements, operationalized through measures such as limits, triggers and indicators. These appetite statements and measures are approved by the Board on recommendation of the GRC and are subject to annual review.

Prudential defines and monitors aggregate risk limits based on financial and non-financial stresses for its earnings volatility, liquidity and capital requirements as follows:

Earnings volatility: the objectives of the limits are to ensure that:

a. the volatility of earnings is consistent with the expectations of stakeholders;
b. the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and
c. earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.

The two measures used to monitor the volatility of earnings are EEV operating profit and IFRS operating profit, although EEV and IFRS total profits are also considered.

Liquidity: the objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios.

Capital requirements: the limits aim to ensure that:

a. the Group meets its internal economic capital requirements;
b. the Group achieves its desired target rating to meet its business objectives; and
c. supervisory intervention is avoided.

The two measures used are the EU Insurance Groups Directive (IGD) capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on both local statutory and future Solvency II regulatory bases.

Prudential also defines risk appetite statements and measures (ie limits, triggers, indicators) for the major constituents of each risk type as categorised and defined in the GRF, where appropriate. These appetite statements and measures cover the most significant exposures to the Group, particularly those that could impact the Group's aggregate risk limits. The GRF risk categorisation is shown in the table below.

Category	Risk type	Definition
Financial risks	Market risk
The risk of loss for the Group's business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.

Credit risk
The risk of loss for the Group's business or of adverse change in the financial position, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (eg downgrade or spread widening).

Insurance risk
The risk of loss for the Group's business or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and expense experience.

	Liquidity risk	The risk of the Group being unable to generate sufficient cash resources or to meet financial obligations as they fall due in business as usual and stress scenarios.
Non-financial risks	Operational risk	The risk of loss arising from inadequate or failed internal processes, or from personnel and systems, or from external events other than those covered by business environment risk.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities.

Prudential's risk appetite framework forms an integral part of its annual business planning cycle. The GRC is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade offs implicit therein. This review is supported by the Group Risk function, which uses submissions by business units to calculate the Group's aggregated position (allowing for diversification effects between business units) relative to the aggregate risk limits.

A.3 Risk policies

Risk policies set out specific requirements for the management, and articulate the risk appetite for, key risk types, including credit, market, insurance, liquidity and operational risk, as well as dealing controls. They form part of the Prudential Group Governance Manual (GGM), which was developed to make a key contribution to the sound system of internal control that the Group is expected to maintain under the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units confirm that they have implemented the necessary controls to evidence compliance with the GGM.

A.4 Risk culture

Prudential works to promote a responsible risk culture in three main ways:

a. by the leadership and behaviours demonstrated by management;
b. by building skills and capabilities to support management; and
c. by including risk management (through the profitability and growth) in the performance evaluation of individuals.

The remuneration strategy at Prudential is designed to be consistent with its risk appetite, and the Group Chief Risk Officer advises the remuneration committee on adherence to Prudential's risk framework and appetite.

A.5 Risk reporting

An annual 'top-down' identification of Prudential's top risks assesses the risks that have the greatest potential to impact the Group's operating results and financial condition. The management information received by the Group risk committees and the Board is tailored around these risks, and it also covers ongoing developments in other key and emerging risks. A discussion of the key risks, including how they affect Prudential's operations and how they are managed, follows in Section B.

B. Key risks
B.1 Market risk

(i) Equity risk
Prudential's U.K. business is exposed to equity risk predominantly through the with-profits fund. The fund's large inherited estate - estimated at £7.8 billion as at 30 June 2013 (31 December 2012: £7.0 billion) - can absorb market fluctuations and protect the fund's solvency. The inherited estate is partially protected against falls in equity markets through an active hedging policy.

In Asia, Prudential's shareholder exposure to equities relates to revenue from unit-linked products and, from a capital perspective, to the effect of falling equity markets on its with-profits businesses.

In Jackson, there are risks associated with the guarantees embedded in variable annuity products. Shareholders' exposure to the risks introduced by these embedded options is mitigated through a hedging programme, as well as reinsurance. Further measures have been undertaken including re-pricing initiatives and the introduction of variable annuities without guarantees. Furthermore, it is Prudential's philosophy not to compete on price; rather, we seek to sell at a price sufficient to fund the cost we incur to hedge or reinsure our risks and to achieve an acceptable return.

The Jackson IFRS shareholders' equity and US statutory capital are sensitive to the effects of policyholder behaviour on the valuation of GMWB guarantees, but to manageable levels.

Jackson hedges its variable annuity book on an economic basis and, thus, accepts a degree of variability in its statutory results in the short term in order to achieve the appropriate economic result.

(ii) Interest rate risk
Long-term rates have declined over recent periods in many markets, falling to historic lows. Products written by Prudential are sensitive to movements in interest rates, and while Prudential has already taken a number of actions to de-risk the in-force business as well as re-price and restructure new business offerings in response to historically low interest rates, persistently low rates may impact policyholders' savings patterns and behaviour.

Interest rate risk arises in Prudential's UK business from the need to match cash flows for annuity payments with those from investments; movements in interest rates may have an impact on profits where durations are not perfectly matched. As a result, Prudential aims to match the duration of assets and liabilities as closely as possible and the position is monitored regularly. The with-profits business is exposed to interest rate risk as a result of underlying guarantees. Such risk is largely borne by the with-profits fund but shareholder support may be required in extremis.

In Asia, exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure arises because it may not be possible to hold assets which will provide cash flows to match exactly those relating to policyholder liabilities. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.

Jackson is exposed to interest rate risk in its fixed, fixed index and variable annuity books. Movements in interest rates can influence the cost of guarantees in such products, in particular that the cost of guarantees may increase when interest rates fall. Interest rate risk across the entire business is managed through the use of interest rate swaps and interest rate options.

(iii) Foreign exchange risk
Prudential principally operates in the UK, the US and in Asia. The geographical diversity of its businesses means that Prudential is inevitably subject to the risk of exchange rate fluctuations. Prudential's international operations in the US and Asia, which represent a significant proportion of its operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements when results are expressed in pounds sterling.

Prudential retains revenues locally to support the growth of its business and capital is held in the local currency of the business to meet local regulatory and market requirements, accepting the balance sheet translation risks this can produce. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders' interest (ie remittances), this exposure is hedged if it is economically optimal to do so. Prudential does not have appetite for significant shareholder exposures to foreign exchange risks in currencies outside the local territory. Currency borrowings, swaps and other derivatives are used to manage exposures.

B.2 Credit risk

Prudential invests in fixed income assets in order to match policyholder liabilities and enters into reinsurance and derivative contracts to mitigate various types of risk. As a result, Prudential is exposed to credit and counterparty credit risk across its business. A number of risk management tools are employed to manage credit risk, including limits defined on an issuer/counterparty basis as well as on average credit quality; and use of collateral arrangements in derivative transactions.

(i) Debt portfolio
Prudential's UK business is primarily exposed to credit risk in the shareholder backed portfolio, where fixed income assets represent 32 per cent or £26.5 billion of its exposure. Credit risk arising from £49.3 billion of fixed income assets is largely borne by the with-profits fund, although shareholder support may be required should the with-profits fund become unable to meet its liabilities. Prudential's UK business is exposed to a lesser extent to £6.9 billion of fixed income assets in its unit-linked business.

The debt portfolio at Prudential's Asia business totalled £20.1 billion at 30 June 2013. Of this, approximately 68per cent was in unit-linked and with-profits funds with minimal shareholders' risk. The remaining 32 per cent is shareholder exposure and is invested predominantly (66 per cent) in investment grade bonds.

Credit risk arises in the general account of Prudential's US business, where £33.4 billion of fixed income assets back shareholder liabilities including those arising from fixed annuities, fixed index annuities and life insurance. Included in the portfolio are £2.6 billion of commercial mortgage-backed securities and £2.2 billion of residential mortgage-backed securities, of which £1.2 billion (53.6 per cent) are issued by US government sponsored agencies.

Further details of the composition of Prudential's debt portfolio, including exposure to loans, can be found in the IFRS financial statements.

(ii)       Group sovereign debt exposure
Sovereign debt represented 15 per cent or £10.4 billion of the debt portfolio backing shareholder business at 30 June 2013 (31 December 2012: 15 per cent or £10.2 billion). 39 per cent of this was rated AAA and 90 per cent investment grade (31 December 2012: 38 per cent AAA, 92 per cent investment grade). At 30 June 2013, the Group's total holding in continental Europe shareholder sovereign debt fell from £564 million at 31 December 2012 to £544 million, principally due to a reduction in the level of German debt held from £444 million to £427 million. Of the total £544 million debt, 78 per cent was AAA rated (31 December 2012: 79 per cent AAA rated). Shareholder exposure to the Eurozone sovereigns of Italy and Spain is £52 million (31 December 2012: £52 million). The Group does not have any sovereign debt exposure to Greece, Cyprus, Portugal or Ireland.

	2013 £mnote		2012 £mnote
	30 Jun		31 Dec
	Shareholder sovereign debt	With-profits sovereign debt	Shareholder sovereign debt	With-profits sovereign debt
Continental Europe
Italy	51	58	51	59
Spain	1	18	1	31
	52	76	52	90
Germany	427	427	444	469
Other Europe (principally Isle of Man and Belgium)	65	40	68	41
	544	543	564	600
United Kingdom	3,533	2,495	3,432	2,306
United States	3,434	1,010	3,585	1,169
Other, predominantly Asia	2,848	291	2,638	271
Total	10,359	4,339	10,219	4,346

Note
2013 excludes Group's proportionate share in Joint Ventures. 2012 comparatives have been retrospectively adjusted on a comparable basis.

Holdings of UK government debt accounted for £3.5 billion of the shareholder sovereign debt portfolio at 30 June 2013. The United Kingdom no longer has a unanimous AAA rating, as Moody's on 22 February 2013 lowered its rating to Aa1 and Fitch lowered its rating to AA+ on 19 April 2013. However, given that the vast majority of the debt backs sterling liabilities, that the downgrade has not resulted in large price fluctuations in the gilt market and that the rating remains relatively strong, the downgrade has not significantly impacted the Group's balance sheet and earnings.

(iii) Exposure to bank debt securities
Prudential's bank exposure is a function of its core investment business, as well as of the hedging and other activities undertaken to manage its various financial risks. Given the importance of Prudential's relationship with its banks, exposure to the banking sector is a key focus of management information provided to the Group risk committees and the Board.

Prudential has a range of controls and processes to manage credit exposure. In addition to the control frameworks that cover shareholder and policyholder credit risk within each business unit, the Group Credit Risk Committee oversees shareholder credit risk across the Group. Aided by comprehensive management information, the Committee deploys a range of risk management tools, including a comprehensive system of limits, to ensure that exposure to the banking sector remains within risk appetite.

Of the £68.3 billion of debt securities backing shareholder business, excluding holdings attributable to external holders of consolidated unit trusts, 3 per cent or £2.0 billion was in Tier 1 and Tier 2 hybrid bank debt. A further £3.0 billion was in the form of senior debt.

Shareholder exposure to the debt of banks in the European periphery was £238 million at 30 June 2013 (31 December 2012: £260 million). This comprised £102 million of covered bonds, £102 million senior debt and £34 million Tier 2 debt. There was no direct exposure to Greek or Cypriot banks.

The Group held direct exposures to banks' debt securities of shareholder-backed business in the following countries at 30 June 2013.

	Bank debt securities - shareholder-backed businessnote
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	30 Jun 2013 £m Total
Portugal	-	42	42	-	-	-	42
Ireland	-	18	18	-	-	-	18
Italy	-	30	30	11	-	11	41
Greece	-	-	-	-	-	-	-
Spain	102	12	114	23	-	23	137
Cyprus	-	-	-	-	-	-	-
	102	102	204	34	-	34	238
Austria	-	-	-	12	-	12	12
Belgium	-	-	-	-	-	-	-
France	18	64	82	71	25	96	178
Germany	-	4	4	18	-	18	22
Luxembourg	-	-	-	-	-	-	-
Netherlands	-	14	14	68	80	148	162
United Kingdom	440	189	629	656	111	767	1,396
Total Europe	560	373	933	859	216	1,075	2,008
United States	-	1,754	1,754	462	18	480	2,234
Other, predominantly Asia	21	311	332	338	90	428	760
Total	581	2,438	3,019	1,659	324	1,983	5,002

In addition to the exposures held by the shareholder-backed business, the Group held banks' securities in the following countries at 30 June 2013 within its with-profits funds.

	Bank debt securities - participating fundsnote
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	30 Jun 2013 £m Total
Portugal	-	6	6	-	-	-	6
Ireland	6	-	6	-	-	-	6
Italy	8	74	82	-	-	-	82
Greece	-	-	-	-	-	-	-
Spain	159	13	172	-	-	-	172
Cyprus	-	-	-	-	-	-	-
	173	93	266	-	-	-	266
Austria	-	-	-	-	-	-	-
Belgium	-	-	-	-	-	-	-
France	15	78	93	55	8	63	156
Germany	-	12	12	-	-	-	12
Luxembourg	-	-	-	-	-	-	-
Netherlands	-	154	154	10	-	10	164
United Kingdom	709	422	1,131	665	9	674	1,805
Total Europe	897	759	1,656	730	17	747	2,403
United States	-	1,720	1,720	279	2	281	2,001
Other, predominantly Asia	44	335	379	196	125	321	700
Total	941	2,814	3,755	1,205	144	1,349	5,104

Note
Excludes Group's proportionate share in Joint Ventures and Japan Life insurance business.

(iv) Other possible impacts of a Eurozone crisis
Other knock on impacts of a Eurozone crisis may represent some risk to the Group, both in terms of financial market impact and potential operational issues. These third order exposures are intrinsically more difficult to quantify. However, Prudential has also developed tools to identify the Group's exposure to counterparties at risk (including contingent credit exposures), and has in place Group-wide processes to facilitate the management of such risks should they materialise.

In respect of operational risks, Prudential has strong  investment operations, counterparty risk and change management capabilities that enable it to manage the transition to a new Eurozone regime if events require it to do so.

(vi)  Counterparty credit risk
Prudential enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, inflation swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions, with the exception of some Asian transactions, are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and Prudential has collateral agreements between the individual Group entities and relevant counterparties in place under each of these master agreements.

Prudential's exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits.  Where appropriate, Prudential reduces its exposure, purchases credit protection or makes use of additional collateral arrangements to control its levels of counterparty credit risk.

B.3 Insurance risk

The processes of determining the price of Prudential's products and reporting the results of its long-term business operations require Prudential to make a number of assumptions. In common with other industry players, the profitability of Prudential's businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

Prudential continues to conduct research into longevity risk using data from its substantial annuity portfolio. The assumptions that Prudential makes about future expected levels of mortality are particularly relevant in its UK annuity business. The attractiveness of transferring longevity risk (via reinsurance and other external solutions) is regularly evaluated. These are used as risk management tools where it is appropriate and attractive to do so.

Prudential's morbidity risk is mitigated by appropriate underwriting and use of reinsurance and the morbidity assumptions reflect recent experience and expectation of future trends for each relevant line of business.

Prudential's persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Persistency risk is mitigated by appropriate training and sales processes and managed proactively post sale. Where appropriate, allowance is also made for the relationship - either assumed or historically observed - between persistency and investment returns, and for the resulting additional risk.

B.4 Liquidity risk

The parent company has significant internal sources of liquidity which are sufficient to meet all of its expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group has £2.1 billion of undrawn committed facilities, expiring between 2015 and 2018. In addition, the Group has access to liquidity via the debt capital markets. Prudential also has in place an unlimited commercial paper programme and has maintained a consistent presence as an issuer in this market for the last decade. Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio are regularly monitored and have been assessed to be sufficient.

B.5 Operational risk

Prudential is exposed to operational risk through the course of running its business.  It is dependent on the successful processing of a large and complex number of transactions, utilising various IT applications and platforms, across numerous and diverse products. It also operates under the ever evolving requirements set out by different regulatory and legal regimes (including tax), as well as utilising a significant number of third parties to distribute products and to support business operations.

Prudential's systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with its activities.

Prudential has an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Operational Risk Committee. This information also supports business decision-making and lessons-learned activities; the ongoing improvement of the control environment; and determination of the adequacy of Prudential's corporate insurance programme.

B.6 Global regulatory risk

Global regulatory risk is considered a key risk and is classified as a business environment risk under the GRF risk categorisation.

The European Union (EU) is developing a solvency framework for insurance companies, referred to as 'Solvency II'. The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009. The approach is based on the concept of three pillars - minimum capital requirements, supervisory review of firms' assessments of risk, and enhanced disclosure requirements.

Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements. Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment which will be used by the regulator as part of the supervisory review process. Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.

A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies and may allow Prudential to make use of its internal economic capital models if approved by the Prudential Regulation Authority (PRA).

Representatives from the European Parliament, the European Commission and the Council of the European Union are currently discussing the Omnibus II Directive which, once approved, will amend certain aspects of the original Solvency II Directive. These negotiations are taking into account output from a 'Long Term Guarantees Assessment', which was requested by the European Parliament to quantify the impact of a range of possible measures to remove artificial volatility from the Solvency II balance sheet.

In addition the European Commission is continuing to develop the detailed rules that will complement the high-level principles of the Solvency II Directive, referred to as 'implementing measures'. The Omnibus II Directive is not currently scheduled to be finalised before late 2013, while the implementing measures cannot be finalised until after Omnibus II is finalised.

There is significant uncertainty regarding the final outcome from this process. In particular, the Solvency II rules relating to the determination of the liability discount rate and the treatment of US business remain unclear and Prudential's capital position is sensitive to these outcomes. With reference to the liability discount rate, solutions to remove artificial volatility from the balance sheet have been suggested by policymakers as the regulations continue to evolve. These solutions, along with transitional arrangements for the treatment of the US business, are continuing to be considered by policymakers as part of the process to reach agreement on the Omnibus II Directive. There is a risk that the effect of the measures finally adopted could be adverse for Prudential, including potentially a significant increase in capital may be required to support its business and that Prudential may be placed at a competitive disadvantage to other European and non-European financial services groups. Prudential is actively participating in shaping the outcome through our involvement in industry bodies and trade associations, including the Chief Risk Officer and Chief Financial Officer Forums, together with the Association of British Insurers and Insurance Europe.

The delays in finalising the Omnibus II Directive and implementing measures are expected to result in a deferral of the Solvency II implementation date for firms beyond the previously anticipated date of 1 January 2014. At this stage, it remains unclear exactly when Solvency II will come into force, although a deferral until 1 January 2016 or beyond appears likely.

Having assessed the requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group.  The activity of the local Solvency II teams is being coordinated centrally to achieve consistency in the understanding and application of the requirements.  Prudential is continuing its preparations to adopt the regime when it eventually comes into force and is undertaking in parallel an evaluation of the possible actions to mitigate its effects. Prudential regularly reviews its range of options to maximise the strategic flexibility of the Group.  This includes consideration of optimising the Group's domicile as a possible response to an adverse outcome on Solvency II.

Over the coming months Prudential will remain in regular contact with the PRA as it continues to engage in the 'pre-application' stage of the approval process for the internal model. In addition, Prudential is engaged in the initial stage of the PRA's proposed 'Individual Capital Adequacy Standards Plus (ICAS+)' regime, which will ultimately enable its UK insurance entities to leverage the developments made in relation to the Solvency II internal model for the purpose of meeting the existing ICAS regime.

Currently there are also a number of other global regulatory developments which could impact the way in which Prudential is supervised in its many jurisdictions. These include the Dodd-Frank Act in the US, the work of the Financial Stability Board (FSB) on Global Systemically Important Insurers (G-SIIs) and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors (IAIS).

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system. The full impact of the Dodd-Frank Act on Prudential's businesses is not currently clear, however, many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

In July 2013 the FSB announced the initial list of nine insurance groups that have been designated as G-SIIs.  This list included Prudential as well as a number of its competitors. The designation as a G-SII is likely to lead to additional policy measures being applied to the designated group including enhanced group- wide supervision, which is intended to commence immediately and which will include the development by July 2014 of a Systemic Risk Management Plan; recovery and reduction planning requirements; and higher loss absorption (HLA) capacity for conducting non-traditional and non-insurance activities. As a foundation for HLA requirements, backstop capital requirements (ie loss absorption (LA) requirements) for all group activities will first be finalised. Prudential is monitoring the development, and the potential impact, of the framework of policy measures and engaging with the PRA on the implications of the designation. The IAIS currently expects to finalise LA and HLA proposals in 2014 and 2015 respectively. Implementation of the regime is likely to be phased in over a period of years with LA expected to be introduced between 2015 and 2019 and HLA not expected to be applied to G-SIIs until 2019.

ComFrame is also being developed by the IAIS to provide common global requirements for the supervision of insurance groups. The framework is designed to develop common principles for supervision and so may increase the focus of regulators in some jurisdictions. It is also currently expected that some prescriptive requirements, including group capital requirements will be included in the framework. A revised draft ComFrame proposal is expected in October 2013.

B.7 Risk factors

Our disclosures covering risk factors can be found at the end of this document.

C.  Capital management
C.1 Regulatory capital (IGD)

Prudential is subject to the capital adequacy requirements of the European Union Insurance Groups Directive (IGD) as implemented by the Prudential Regulation Authority (PRA) in the UK. The IGD capital adequacy requirements involve aggregating surplus capital calculated on a PRA consistent basis for regulated subsidiaries, from which Group borrowings, except those subordinated debt issues that qualify as capital, are deducted. No credit for the benefit of diversification is permitted under this approach.

Prudential's capital position remains strong. Prudential has continued to place emphasis on maintaining the Group's financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash. Prudential estimates that its IGD capital surplus is £3.9 billion at 30 June 2013 (before taking into account the 2013 interim dividend), with available capital covering its capital requirements 2.3 times. This compares to a capital surplus of £5.1 billion at the end of 2012 (before taking into account the 2012 final dividend).

The movements in the first half of 2013 mainly comprise:

• net capital generation mainly through operating earnings (in-force releases less investment in new business, net of tax) of £1.0 billion;
• sub-debt issue of £0.4 billion; and
• positive impact arising from foreign exchange movements of £0.1 billion.

Offset by:
• negative impact of Thanachart acquisition cost, net of IGD contribution, £0.3 billion;
• reduction in respect of Jackson IGD27 of £1.2 billion, as discussed below;
• reduction in SHIFT asset allowance of £0.2 billion;
• negative impact arising from market movements estimated at £0.2 billion;
• final 2012 dividend payment of £0.5 billion; and
• external financing costs and other central costs, net of tax, of £0.3 billion.

IGD surplus represents the accumulation of surpluses across all of our operations based on local regulatory minimum capital requirements with some adjustments, pursuant to the requirements of Solvency I. The calculation does not fully adjust capital requirements for risk nor does it capture the true economic value of assets. Global regulatory developments, such as Solvency II and ComFrame, aim to ensure that the calculation of regulatory surplus continues to evolve over time into a more meaningful economic measure.

There is broad agreement that ultimately it would be beneficial to replace the IGD regime with a regime that would be more risk based.  Solvency II was supposed to provide such a framework but we now know that it will not be implemented before 1 January 2016.  The structure of the Group and the approach we have taken to managing our risks, with a sizeable credit reserve in the UK annuity book, a strong inherited estate in UK with profits and the relatively low risk nature of our asset management and Asian operations, together with a high level of IGD surplus and a high level of economic capital coverage means we have positioned ourselves well for future regulatory developments and stresses to our business.

In March 2013, Prudential agreed with the PRA to amend the calculation of the contribution Jackson makes to the Group's IGD[27] surplus. Until then, the contribution of Jackson to the reported IGD was based on an intervention level set at 75 per cent of US Risk Based Capital Company Action Level (CAL). Post this change, the contribution of Jackson to IGD surplus now equals the surplus in excess of 250 per cent of CAL. This is more in line with the level at which we have historically reported free surplus, which had been set at 235 per cent of CAL. This has been raised to 250 per cent in the first half of 2013 to align with IGD. In the absence of an agreed Solvency II approach, we believe that this change makes the IGD surplus a more meaningful measure and one that is more closely aligned with economic reality. The revised IGD surplus calculation has no impact on the way that the US business is managed or regulated locally. The impact of this change is a reduction in IGD surplus of £1.2 billion.

Prudential continues to have further options available to manage available and required capital. These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance. A number of such options were utilised through the last financial crisis in 2008 and 2009 to enhance the Group's IGD surplus. One such arrangement allowed the Group to recognise a proportion of the shareholders' interest in future transfers from the UK's with-profits business and this remained in place, contributing £0.36 billion to the IGD at 31 December 2012. We are phasing this out in two equal steps, reducing the credit taken to £0.18 billion from January 2013 and we expect to take zero credit from January 2014.

In addition to its strong capital position, on a statutory (Pillar 1) basis, the total credit reserve for the UK shareholder annuity funds also protects its capital position in excess of the IGD surplus. This credit reserve as at 30 June 2013 was £2.0 billion. This credit risk allowance represents 41 per cent of the bond portfolio spread over swap rates, compared to 40 per cent as at 31 December 2012.

Stress testing

As at 30 June 2013, stress testing of our IGD capital position to various events has the following results:
• an instantaneous 20 per cent fall in equity markets from 30 June 2013 levels would reduce the IGD surplus by £250 million;
• a 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £850 million;
• a 100 basis points reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £350 million*; and
• credit defaults of ten times the expected level would reduce IGD surplus by £700 million.

* The impact of the 100 basis points reduction in interest rates is exacerbated by the current regulatory permitted practice used by Jackson, which values all interest rate swaps at book value rather than fair value for regulatory purposes. At 30 June 2013, removing the permitted practice would have increased reported IGD surplus to £4.0 billion. As at 30 June 2013, it is estimated that a 100 basis point reduction in interest rates (subject to a floor of zero) would have resulted in an IGD surplus of £4.0 billion, excluding the permitted practice.

Prudential believes that the results of these stress tests, together with the Group's strong underlying earnings capacity, its established hedging programmes and its additional areas of financial flexibility, demonstrate that it is in a position to withstand significant deterioration in market conditions.

Prudential also uses an economic capital assessment to monitor its capital requirements across the Group, allowing for realistic diversification benefits and continues to maintain a strong position. This assessment provides valuable insights into its risk profile.

C.2 Capital allocation

Prudential's approach to capital allocation is to attain a balance between risk and return, investing in those businesses that create shareholder value. In order to efficiently allocate capital, Prudential measures the use of, and the return on, capital.

Prudential uses a variety of metrics for measuring capital performance and profitability, including traditional accounting metrics and economic returns. Capital allocation decisions are supported by this quantitative analysis, as well as strategic considerations.

The economic framework measures risk adjusted returns on economic capital, a methodology that ensures meaningful comparison across the Group. Capital utilisation, return on capital and new business value creation are measured at the product level as part of the business planning process.

C.3 Risk mitigation and hedging

Prudential manages its actual risk profile against its tolerance of risk. To do this, Prudential maintains risk registers that include details of the risks Prudential has identified and of the controls and mitigating actions it employs in managing them. Any mitigation strategies involving large transactions such as a material derivative transaction involving shareholder business are subject to review at Group level before implementation.

Prudential uses a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to manage insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

Corporate governance

The directors confirm that Prudential has complied with the provisions of the Corporate Governance Code issued by the Hong Kong Listing Rules throughout the period, other than in respect of the Terms of Reference of the Remuneration Committee as regards making recommendations to the Board in respect of the remuneration of the non-executive directors. It would be inconsistent with the principles of the UK Corporate Governance Code for the Remuneration Committee to be involved in setting the fees of non-executive directors.

The Company also confirms that it has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by Appendix 10 to the Hong Kong Listing Rules and that the directors of the Company have complied with this code of conduct throughout the period.

The directors also confirm that the financial results contained in this document have been reviewed by the Group Audit Committee.

The directors of Prudential plc confirm that to the best of their knowledge:

-
the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

-
the directors' report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

_______________________
[1] The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards as discussed in note 3 of 'Notes to Editors'. In addition, following its reclassification to held for sale at 30 June 2013, operating results exclude the result of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis.
[2] Including Eastspring Investments, and after development costs
[3] Comparable to 31 December 2012
[4] As disclosed in full year 2012 results, from March 2013 the basis of calculating Jackson's contribution to the Group's IGD surplus was changed, further detail can be found in the section 'C.1 Regulatory capital (IGD)' of Risk and capital management
[5] The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards as discussed in note B in IFRS financial statements. In addition, following its reclassification as held for sale at 30 June 2013, operating results exclude the result of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis.
[6] Excluding Money Market Funds
[7] As disclosed in full year 2012 results, from March 2013 the basis of calculating Jackson's contribution to the Group's IGD surplus was changed, further detail can be found in the section 'C.1 Regulatory capital (IGD)' of Risk and capital management
[8] For IFRS reporting purposes, the Group adopted new and amended accounting standards. Accordingly, the IFRS elements and EEV basis shareholders' interest for the comparative results have been adjusted for the retrospective application of this adoption of IFRS accounting policies, as discussed in note B of the IFRS financial statements and note 1 of EEV basis results. In addition, following its reclassification as held for sale at 30 June 2013, operating results exclude the results of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis.
[9] Excluding Money Market Funds
[10] Excluding performance fee and share of profits from PPM South Africa
[11] As disclosed in full year 2012 results, from March 2013 the basis of calculating Jackson's contribution to the Group's IGD surplus was changed, further detail can be found in the section 'C.1 Regulatory capital (IGD)' of Risk and capital management
[12] For IFRS reporting purposes, the Group adopted new and amended accounting standards in 2013. Accordingly, the IFRS elements and EEV basis shareholders' interest for the comparative results have been adjusted for the retrospective application of this adoption of IFRS accounting policies, as discussed in note B of the IFRS financial statements and in note 1 of EEV basis results. In addition, following its reclassification as held for sale at 30 June 2013, operating results exclude the result of the Japan Life insurance business. Profit before tax continues to include these results. 2012 comparatives have been retrospectively adjusted on a comparable basis.
[13] The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards as discussed in note B in IFRS financial statements. In addition, following its reclassification as held for sale at 30 June 2013, operating results exclude the result of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis.
[14] Free surplus generated is defined on Free Surplus and Holding Company Cash Flow in this document.
[15] Following its reclassification as held for sale at 30 June 2013, operating results exclude the results of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis.
[16] The objectives assume current exchange rates and a normalised economic environment consistent with the economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half-year ended 30 June 2010. They have been prepared using current solvency rules and do not pre-judge the outcome of Solvency II, which remains uncertain.
[17] The net remittance objective for Jackson was increased from £200 million to £260 million to reflect the positive impact of the acquisition of REALIC.
[18] Representing the underlying remittances excluding the £150 million impact of proactive financing techniques used to bring forward cash emergence of the in-force book during the financial crisis.
[19] The objectives assume current exchange rates and a normalised economic environment consistent with the economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half-year ended 30 June 2010. They have been prepared using current solvency rules and do not pre-judge the outcome of Solvency II, which remains uncertain.
[20] Total Asia operating profit from long-term business and Eastspring Investments after development costs. For the purposes of this analysis the 2009 to 2012 comparatives represent results as reported in the respective periods and excludes adjustment for adoption of new standards as discussed in note B to the IFRS financial statements or other changes to the presentation of operating profit. In contrast, the 2013 result is shown inclusive of the effect of these changes.
[21] Remittances from Asia in 2012 include net remittance of £27 million, representing cash from sale of Group's holding in China Life Insurance Company in Taiwan offset by repayment of funding contingent on future profits of the Hong Kong life insurance operations. 2010 remittances included a one-off remittance of £130 million, representing the accumulation of historic distributable reserves.
[22] Net remittances from Jackson in 2011 include releases of excess surplus to Group.
[23] In 2009, the net remittances from the UK included the £150 million arising from the pro-active financing techniques used to bring forward cash emergence of the in-force book during the financial crisis. The 2010 net remittances included an amount of £120 million representing the releases of surplus and net financing payments.
[24] Including Prudential Capital.
[25] Estimated. As disclosed in full year 2012 results, from March 2013 the basis of calculating Jackson's contribution to the Group's IGD surplus was changed, further detail can be found in the section 'C.1 Regulatory capital (IGD)' of Risk and capital management.
[26] For IFRS reporting purposes, the Group adopted new and amended accounting standards in 2013. Accordingly, the IFRS elements and EEV basis shareholders' interest for the comparative results have been adjusted for the retrospective application of this adoption of IFRS accounting policies, as discussed in note 1 of EEV basis results and note B of IFRS financial statements.
[27] Jackson previously reported IGD on an intervention level set at 75 per cent of US Risk Based Capital Company Action level (CAL). In March 2013 agreed with the PRA to 250 per cent of CAL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 August 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer